Filed by Motor Cargo Industries, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Motor Cargo Industries, Inc.
                                              Commission File No. 000-23341



         On October 15, 2001, Motor Cargo Industries, Inc., a Utah corporation ("Motor Cargo"), Union Pacific Corporation, a Utah corporation ("Union Pacific"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Union Pacific, entered into an Agreement and Plan of Merger (the "Agreement"). In addition, Messrs. Harold R. Tate and Marvin L. Friedland, who jointly hold approximately 62.5% of the stock of Motor Cargo, have entered into Shareholder Agreements with Union Pacific.

         Attached and incorporated herein by reference in their entirety as Exhibits 1 through 3 are copies of the Agreement and the Shareholder Agreements.

                                   * * *

                ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is being filed pursuant to Rule 425 under the Securities Act of 1933. This document does not constitute an offer of sale of securities. Shareholders of Motor Cargo and other investors are urged to read the following documents, when available, in connection with the transaction described above: the prospectus, exchange offer materials, registration statement on Form S-4 and Schedule TO, containing or incorporating by reference such documents and other information, to be filed by Union Pacific and the solicitation/recommendation statement on Schedule 14D-9, to be filed by Motor Cargo. Such documents will contain important information about Motor Cargo, Union Pacific, the transaction, and significant shareholders and their interests in the transaction, and related matters.

In addition to the prospectus, exchange offer materials, registration statement, Schedule TO, and Schedule 14D-9, Union Pacific and Motor Cargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Motor Cargo or Union Pacific at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Union Pacific's and Motor Cargo's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer materials, when available, and these other documents may also be obtained from Union Pacific by directing a request by mail to Union Pacific Corporation, 1416 Dodge Street, Omaha, Nebraska 68179, Attention: Investor Relations, Telephone: 1-877-547-7261. Free copies of the Schedule 14D-9, when available, may also be obtained from Motor Cargo by directing a request by mail to Motor Cargo Industries, Inc., 845 West Center Street, North Salt Lake City, Utah 84054, Attention:
Investor Relations, Telephone: 801-299-5294.




                               EXHIBIT INDEX


Exhibit No.       Description

      1 Agreement and Plan of Merger, dated as of October 15, 2001, by and among Union Pacific Corporation, Motor Cargo Industries, Inc. and Motor Merger Co.

      2 Shareholder Agreement, dated as of October 15, 2001, between Union Pacific Corporation and Harold R. Tate.

      3 Shareholder Agreement, dated as of October 15, 2001, between Union Pacific Corporation and Marvin L.
                  Friedland.




                                                                  EXHIBIT 1

                        AGREEMENT AND PLAN OF MERGER

                                By and Among

                        MOTOR CARGO INDUSTRIES, INC.

                         UNION PACIFIC CORPORATION

                                    and

                              MOTOR MERGER CO.








                        Dated as of October 15, 2001







                             TABLE OF CONTENTS


                                                                        Page

                                 ARTICLE I
                                DEFINITIONS

Section 1.1.      Definitions..............................................2

                                 ARTICLE II
                                 THE OFFER

Section 2.1.      The Offer................................................6

Section 2.2.      Company Actions..........................................9

Section 2.3.      Directors of the Company................................10

                                ARTICLE III
                                 THE MERGER

Section 3.1.      The Merger..............................................11

Section 3.2.      The Closing; Effective Time.............................12

Section 3.3.      Conversion of Securities................................12

Section 3.4.      Exchange of Certificates................................13

Section 3.5.      Options and Stock Appreciation Rights...................15

Section 3.6.      Dissenting Shares.......................................15

Section 3.7.      Articles of Incorporation and Bylaws....................16

Section 3.8.      Directors and Officers..................................16

Section 3.9.      Other Effects of Merger.................................16

                                 ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.1.      Organization and Qualification..........................16

Section 4.2.      Capitalization..........................................17

Section 4.3.      Corporate Authorization; Validity of Agreement;
                  Company Action..........................................18

Section 4.4.      Consents and Approvals; No Violations...................19

Section 4.5.      SEC Reports and Financial Statements....................20

Section 4.6.      Absence of Certain Changes..............................21

Section 4.7.      No Undisclosed Liabilities..............................21

Section 4.8.      Schedule 14D-9; Proxy Statement.........................22

Section 4.9.      Employee Benefit Plans; ERISA...........................22

Section 4.10.     Labor Matters...........................................25

Section 4.11.     Litigation; Compliance with Law.........................27

Section 4.12.     Taxes...................................................28

Section 4.13.     Contracts...............................................30

Section 4.14.     Environmental Matters...................................31

Section 4.15.     Intellectual Property...................................32

Section 4.16.     Title, Sufficiency and Condition of Assets..............35

Section 4.17.     Transactions with Affiliates............................35

Section 4.18.     Opinion of Financial Advisor............................35

Section 4.19.     Broker's or Finder's Fee................................35

                                 ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Section 5.1.      Organization and Qualification..........................36

Section 5.2.      Corporate Authorization; Validity of Agreement;
                  Necessary Action........................................36

Section 5.3.      Consents and Approvals; No Violations...................37

Section 5.4.      Information To Be Supplied..............................38

Section 5.5.      SEC Reports and Financial Statements....................38

Section 5.6.      Financing...............................................39

Section 5.7.      Taxes...................................................39

                                 ARTICLE VI
                                 COVENANTS

Section 6.1.      Interim Operations of the Company.......................39

Section 6.2.      Preparation of Proxy Statement; Company Shareholder
                  Meeting.................................................42

Section 6.3.      Access to Information...................................44

Section 6.4.      No Solicitation; Acquisition Proposals..................44

Section 6.5.      Modifications to Recommendations........................47

Section 6.6.      HSR Act Filings; Reasonable Best Efforts................48

Section 6.7.      Litigation..............................................49

Section 6.8.      Certain Benefit Matters.................................49

Section 6.9.      Additional Agreements...................................49

Section 6.10.     Publicity...............................................50

Section 6.11.     Notification of Certain Matters.........................50

Section 6.12.     Directors' and Officers' Indemnification and Insurance..50

Section 6.13.     Rule 145 Affiliates.....................................51

Section 6.14.     Cooperation.............................................51

Section 6.15.     Tax-Free Reorganization Treatment.......................52

Section 6.16.     Conveyance Taxes........................................53

                                ARTICLE VII
                                 CONDITIONS

Section 7.1.      Conditions to Each Party's Obligations..................53

Section 7.2.      Conditions to Obligations of Parent.....................54

Section 7.3.      Frustration of Conditions...............................54

                                ARTICLE VIII
                   TERMINATION AND ABANDONMENT; EXPENSES

Section 8.1.      Termination.............................................54

Section 8.2.      Effect of Termination and Abandonment...................55

Section 8.3.      Fees and Expenses.......................................55

                                 ARTICLE IX
                               MISCELLANEOUS

Section 9.1.      Amendment and Modification..............................58

Section 9.2.      Waiver of Compliance; Consents..........................58

Section 9.3.      Survival................................................58

Section 9.4.      Notices.................................................59

Section 9.5.      Binding Effect; Permitted Assignment....................60

Section 9.6.      Governing Law...........................................60

Section 9.7.      Submission to Jurisdiction; Waivers.....................60

Section 9.8.      Waiver of Jury Trial....................................61

Section 9.9.      Counterparts............................................61

Section 9.10.     Interpretation..........................................61

Section 9.11.     Entire Agreement........................................61

Section 9.12.     Severability............................................62

Section 9.13.     Third Party Beneficiaries...............................62

Section 9.14.     Disclosure Schedule.....................................62

Annex A  Conditions of the Offer.........................................A-1



                           INDEX OF DEFINED TERMS

                                                                        Page


 Acquisition Proposal....................................................47
 affiliate...............................................................62
 Agreement................................................................1
 Antitrust Laws...........................................................2
 Articles of Merger......................................................12
 Beneficial Owner.........................................................2
 Beneficially Owning......................................................2
 Benefit Plans...........................................................23
 Certificates............................................................14
 Closing.................................................................12
 Closing Date............................................................13
 Code.....................................................................2
 Company..................................................................1
 Company Agreement.......................................................31
 Company Group...........................................................28
 Company Intellectual Property...........................................34
 Company Material Adverse Effect..........................................2
 Company Options.........................................................17
 Company Plans...........................................................17
 Company SEC Documents...................................................21
 Company Shareholder Approval............................................19
 Company Shareholder Meeting.............................................44
 Company Shares...........................................................1
 Confidentiality Agreement...............................................46
 Consent.................................................................21
 Continuing Director.....................................................11
 Conveyance Taxes........................................................54
 Copyrights..............................................................33
 Disclosure Schedule......................................................3
 Dissenting Shares.......................................................16
 Drop Dead Date..........................................................56
 Effective Time..........................................................13
 Environmental Laws.......................................................3
 Environmental Permits...................................................31
 ERISA....................................................................3
 ERISA Affiliate..........................................................3
 Exchange Act.............................................................3
 Exchange Agent..........................................................13
 Exchange Offer Consideration.............................................3
 Exchange Ratio...........................................................7
 GAAP....................................................................22
 Governmental Authority...................................................3
 Hazardous Substances.....................................................4
 HSR Act..................................................................4
 including...............................................................62
 Indebtedness.............................................................4
 Intellectual Property...................................................33
 IP Licenses.............................................................33
 knowledge...............................................................62
 Law......................................................................4
 Lien.....................................................................5
 Liquidated Amount.......................................................56
 material................................................................62
 Merger...................................................................1
 Merger Consideration....................................................13
 Merger Sub...............................................................1
 Minimum Condition........................................................1
 NASD.....................................................................5
 NYSE.....................................................................5
 Offer....................................................................1
 Offer Documents..........................................................8
 Offer Registration Statement.............................................8
 Outside Date............................................................55
 Parent...................................................................1
 Parent Common Stock......................................................1
 Parent Material Adverse Effect...........................................5
 Parent SEC Documents....................................................39
 Patents.................................................................33
 Per Share Cash Consideration.............................................7
 Permits..................................................................5
 Permitted Liens..........................................................5
 person..................................................................62
 Preliminary Prospectus...................................................8
 Proprietary Software....................................................34
 RCRA....................................................................33
 Recommendations..........................................................9
 Release..................................................................5
 Representation Letters..................................................53
 Representative...........................................................6
 Reverse Merger..........................................................53
 Rule 145 Affiliate.......................................................6
 Salary Continuation Agreements..........................................50
 Schedule 14D-9..........................................................10
 Schedule TO..............................................................8
 SEC......................................................................6
 Securities Act...........................................................6
 Shareholder Agreements...................................................1
 Shareholders.............................................................1
 Skadden Arps............................................................53
 Software................................................................34
 Subsequent Determination................................................48
 Subsequent Determination Notice.........................................48
 subsidiary..............................................................62
 Superior Proposal.......................................................47
 Surviving Corporation...................................................12
 Tax Opinion.............................................................53
 Tax Return...............................................................6
 Taxes....................................................................6
 Termination Damages.....................................................58
 Third Party..............................................................6
 Title IV Plan...........................................................24
 Trade Secrets...........................................................33
 Trademarks..............................................................33
 Transaction..............................................................6
 Treasury Regulations....................................................30
 Trigger Event...........................................................56
 URBCA....................................................................1
 Voting Debt.............................................................18
 WARN Act................................................................27




                        AGREEMENT AND PLAN OF MERGER


                  This Agreement and Plan of Merger (this "Agreement") is made and entered into as of October 15, 2001, by and among Motor Cargo Industries, Inc., a Utah corporation (the "Company"), Union Pacific Corporation, a Utah corporation ("Parent"), and Motor Merger Co., a Utah corporation and wholly-owned subsidiary of Parent ("Merger Sub").


                                WITNESSETH:

                  WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Sub deem it advisable and in the best interests of their respective shareholders that Parent engage in a strategic business combination with the Company upon the terms and subject to the conditions provided for in this Agreement;

                  WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by Parent commencing an offer (as it may be amended from time to time as permitted by this Agreement, the "Offer") to exchange in which each of the issued and outstanding shares of common stock, no par value, of the Company (the "Company Shares"), upon the terms and subject to the conditions set forth in this Agreement, may be exchanged for the right to receive from Parent, at the election of the holder thereof: (A) 0.26 of a share of common stock, par value $2.50 per share of Parent ("Parent Common Stock"), or (B) $12.10 in cash;

                  WHEREAS, the Board of Directors of each of Parent (on its own behalf and as the sole shareholder of Merger Sub), Merger Sub and the Company have each approved this Agreement and the merger of the Company with and into the Merger Sub (the "Merger"), with the Merger Sub continuing as the surviving corporation in the Merger in accordance with the Utah Revised Business Corporation Act (" URBCA") and upon the terms and conditions set forth in this Agreement;

                  WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to Parent's willingness to enter into this Agreement, Parent is entering into shareholder agreements with each of Harold R. Tate and Marvin L. Friedland (together, the "Shareholders"), pursuant to which, among other things, each Shareholder is agreeing to validly tender for exchange all Company Shares owned by such Shareholder and elect to receive Parent Common Stock as consideration for all of such shares (the "Shareholder Agreements"); and

                  WHEREAS, the Board of Directors of the Company has unanimously approved the Offer and the Merger, this Agreement and the transactions contemplated hereby in a manner which constitutes a directors' action (as defined in Section 16-10a-852 of the URBCA), and has amended the Bylaws of the Company to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company, and such approvals and amendment are sufficient to render Section 61-6-10 of the Utah Code inapplicable to the Offer and the Merger, this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby.

                  NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and in the Shareholder Agreements, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                                 ARTICLE I

                                DEFINITIONS

                  Section 1.1. Definitions. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

                  "Antitrust Laws" means, collectively, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

                  "Beneficial Owner" or "Beneficially Owning" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

                  "Code" shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

                  "Company Material Adverse Effect" shall mean any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of the Company and its subsidiaries, taken as a whole, whether related specifically to the Company or to more generally applicable facts, changes, events or effects.

                  "Disclosure Schedule" means the disclosure schedule delivered by the Company to Parent on or prior to the date hereof.

                  "Environmental Laws" shall mean all foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution or protection of the environment or human health and safety, including laws relating to releases or threatened releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances; all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances; all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources; and common law to the extent it relates to or applies to exposure to or impact of Hazardous Substances on persons or property.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

                  "ERISA Affiliate" shall mean, with respect to any person, any trade or business, whether or not incorporated, that together with such person would be deemed a "single employer" within the meaning of section 4001(b)(1) of ERISA.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "Exchange Offer Consideration" means the shares of Parent Common Stock or the cash (including cash in lieu of fractional shares) to be received upon consummation of the Offer pursuant to the terms set forth in Section 2.1(a).

                  "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self regulatory organization.

                  "Hazardous Substances" shall mean (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants" or "pollutants" or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as the same has been or may be amended from time to time.

                  "Indebtedness" shall mean, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (f) all capitalized lease obligations of such person, (g) all obligations of others secured by any Lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed,
(h) all obligations of such person under interest rate or currency swap transactions (valued at the termination value thereof), (i) all letters of credit issued for the account of such person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business), (j) all obligations of such person to purchase securities (or other property) which arises out of or in connection with the sale of the same or substantially similar securities or property, and (k) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

                  "Law" means any federal, state, local, foreign or other statute, law, ordinance, rule or regulation or any order, writ, decision, injunction, judgment, award or decree.

                  "Lien" means any security interests, liens, claims, pledges, options, rights of first refusal, agreements, charges or other encumbrances of any nature or any other limitation or restriction
(including any restriction on the right to vote or sell the same, except as may be provided under applicable federal or state securities laws).

                  "NASD" shall mean the National Association of Securities Dealers, Inc.

                  "NYSE" shall mean the New York Stock Exchange.

                  "Parent Material Adverse Effect" shall mean any fact, change, event or effect that, individually or together with other facts, changes, events or effects, is, or would reasonably be expected to be, materially adverse, in either the short-term or long-term, to the business, operations, results of operations, financial condition, assets or liabilities of Parent and its subsidiaries, taken as a whole, whether related specifically to Parent or to more generally applicable facts, changes, events or effects.

                  "Permits" means approvals, authorizations, certificates, filings, franchises, licenses, notices, permits, consents and rights.

                  "Permitted Liens" shall mean such of the following as to which neither the Company nor any of its subsidiaries is otherwise subject to criminal liability due to its existence: (i) Liens disclosed as such in the financial statements of the Company SEC Documents, (ii) Liens for Taxes not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings during which collection or enforcement against the property is stayed, (iii) mechanics', workmen's, repairmen's, warehousemen's, carriers' or other Liens, including statutory Liens, arising or incurred in the ordinary course of business that do not materially interfere with or materially affect the value or use of the respective underlying asset to which such Liens relate, (iv) original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and (v) Liens that do not materially interfere with or materially affect the value or use in any material respect of the respective underlying asset to which such Liens relate.

                  "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

                  "Representative" means with respect to any person, its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives.

                  "Rule 145 Affiliate" means an affiliate within the meaning of Rule 145 promulgated under the Securities Act.

                  "SEC" shall mean the Securities and Exchange Commission.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Taxes" shall mean (a) any and all taxes, charges, fees, levies or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the Internal Revenue Service or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), including any interest whether paid or received, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies or other assessments, (b) liability for the payment of any amounts described in clause (a) above as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability and (c) liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any agreement to indemnify any other person with respect to the payment of any amounts of the type described in clause
(a) or (b) above.

                  "Tax Return" shall mean any report, return, document, declaration or other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

                  "Third Party" means any person (or group of persons) other than Parent and its respective subsidiaries.

                  "Transaction" means the combined series of transactions contemplated by this Agreement, including the Offer and the Merger.

                                ARTICLE II
                                 THE OFFER

                          Section 2.1. The Offer.


                  (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1 hereof and that none of the events set forth in paragraphs (a) through (l) of Annex A hereto shall have occurred or be existing (and shall not have been waived by Parent), Parent shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) as promptly as reasonably practicable after the date hereof the Offer to exchange for each Company Share, at the election of the holder thereof, either: (i) 0.26 (the "Exchange Ratio") of a share of Parent Common Stock; or (ii) cash in the amount of $12.10 (the "Per Share Cash Consideration"). Shareholders who validly tender Company Shares but fail to make an election shall be deemed to have elected to receive the Per Share Cash Consideration for each share of Company Common Stock validly tendered.


                  (b) The obligation of Parent to accept for payment and pay for Company Shares tendered pursuant to the Offer in the form and amount specified in Section 2.1 shall be subject only to the conditions set forth in Annex A hereto; provided, however, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued in connection with the exchange of Parent Common Stock for Company Shares upon consummation of the Offer, and in lieu thereof each tendering shareholder who would otherwise be entitled to a fractional share of Parent Common Stock in the Offer will be paid an amount in cash equal to the product obtained by multiplying (A) the fractional share interest of such holder (after taking into account all shares of Company Common Stock validly tendered for exchange and not withdrawn by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on the NYSE Composite Transaction Tape (as reported in the Wall Street Journal, or, if not reported thereby, any other authoritative source) on the date Parent accepts Company Shares for exchange in the Offer. The Per Share Cash Consideration payable by Parent for each validly tendered Company Share accepted for payment by Parent shall, subject to any required withholding of Taxes, be net to the holder thereof in cash. The Company agrees that no Company Shares held by the Company or any of its subsidiaries will be tendered to Parent pursuant to the Offer. Parent expressly reserves the right to waive any of such conditions, to increase the Exchange Offer Consideration payable in the Offer and to make any other changes in the terms of the Offer; provided, however, that no change may be made without the prior written consent of the Company which (i) decreases the amount payable per Company Share tendered pursuant to the Offer, (ii) reduces the maximum number of Company Shares that may be exchanged in the Offer, or (iii) imposes conditions to the Offer in addition to the conditions set forth in Annex A hereto.

                  (c) Subject to the terms of the Offer and this Agreement and the satisfaction or earlier waiver of all the conditions of the Offer set forth in Annex A hereto as of any expiration date of the Offer, Parent will accept for exchange and pay for all Company Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer. The initial expiration date of the Offer shall be the twentieth business day following the commencement of the Offer. Parent may, without the consent of the Company, extend the Offer (i) for one or more periods beyond the initial expiration date but in no event ending later than January 31, 2002 if, at the initial or extended expiration date of the Offer, any of the conditions to the Offer set forth in Annex A hereto shall not have been satisfied or to the extent permitted by this Agreement, waived, and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable Law. In addition, Parent may elect to provide a subsequent offering period for three business days to twenty business days after the acceptance of Company Shares pursuant to the Offer pursuant to Rule 14d-11 promulgated under the Exchange Act to meet the objective (which is not a condition to the Offer) that there be validly tendered, in accordance with the terms of the Offer and such subsequent offer, prior to the expiration date of such subsequent offer and not withdrawn a number of Company Shares, which together with Company Shares then owned by Parent, constitutes at least 90% of the then outstanding Company Shares.

                  (d) As promptly as practicable after the date of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with any supplements or amendments thereto, the "Offer Registration Statement") to register the offer and sale of Parent Common Stock pursuant to the Offer. The Offer Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) promulgated under the Exchange Act (the "Preliminary Prospectus"). As soon as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO which will contain or incorporate by reference all or part of the Preliminary Prospectus and forms of the related letter of transmittal/election form and all other ancillary documents with respect to the Offer (together with all supplements and amendments thereto, the "Schedule TO") (the Schedule TO, the Offer Registration Statement and such documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "Offer Documents") and (ii) cause the Offer Documents to be disseminated to the holders of Company Shares. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO and the Offer Registration Statement as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents prior to their being filed with the SEC or disseminated to the holders of Company Shares. Each of Parent and Merger Sub agrees to provide the Company and its counsel with any comments Parent and Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and to consult with the Company and its counsel prior to responding to any such comments.

                  Section 2.2. Company Actions.

                  (a) The Company hereby approves of and consents to the Offer and represents and warrants that the Company's Board of Directors, at a meeting duly called and held, has (i) amended the Bylaws of the Company to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company, (ii) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and are fair to and in the best interests of the shareholders of the Company, (iii) unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in a manner which constitutes a directors' action (as defined in Section 16-10a-852 of the URBCA), and (iv) unanimously resolved to recommend that the shareholders of the Company accept the Offer, tender their Company Shares to Parent thereunder and approve and adopt this Agreement and the Merger (the recommendations referred to in this clause
(iv) are collectively referred to in this Agreement as the "Recommendations"). The Company hereby consents to the inclusion in the Offer Documents of the Recommendations and approval of the Board of Directors described in the immediately preceding sentence, and the Company shall not permit the Recommendations and approval of the Company's Board of Directors or any component thereof to be modified in any manner adverse to Parent or Merger Sub or to be withdrawn by the Company's Board or any committee thereof, except as provided, and only to the extent set forth, in
Section 6.5 hereof.

                  (b) As promptly as practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") which shall contain the Recommendations which pertain to this Agreement and the Offer. The Company further agrees to take all steps necessary to cause the
Schedule 14D-9 to be disseminated to holders of Company Shares as and to the extent required by applicable federal securities laws. Each of the Company, Parent and Merger Sub will promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company will cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to provide Parent, Merger Sub and their counsel with any comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and to consult with Parent, Merger Sub and their counsel prior to responding to any such comments.

                  (c) The Company shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall furnish Parent with such additional information, including updated listings and computer files of holders of Company Shares, mailing labels and security position listings, and such other assistance as Parent or its agents may reasonably request.

                  Section 2.3. Directors of the Company.

                  (a) Effective upon the acceptance of Company Shares for payment by Parent or any of its affiliates pursuant to the Offer, Parent shall be entitled to designate such number of directors on the Board of Directors of the Company as is equal to the product (rounded up to the next whole number) obtained by multiplying the total number of directors on such Board at that time by the percentage that the number of Company Shares then Beneficially Owned by Parent (including such Company Shares so accepted) bears to the total number of Company Shares then outstanding. In furtherance thereof, the Company and its Board of Directors shall, after the acceptance of such Company Shares by Parent or any of its affiliates pursuant to the Offer, upon written request of Parent, immediately increase the size of its Board of Directors or secure the resignations of such number of incumbent directors or remove such number of incumbent directors (to the extent permitted by applicable Law), or any combination of the foregoing, as is necessary to enable Parent's designees to be so appointed to the Board of Directors of the Company and shall cause Parent's designees to be so appointed. Effective upon the acceptance of Company Shares by Parent or any of its affiliates pursuant to the Offer, the Company shall, if requested by Parent, also cause directors designated by Parent to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company's Board of Directors as is on the Company's Board of Directors after giving effect to the foregoing changes to the composition of the Company's Board of Directors. Notwithstanding the foregoing, there shall be until the Effective Time at least two members of the Company's Board of Directors who are directors of the Company prior to consummation of the Offer (each, a "Continuing Director"). The Company and its Board of Directors shall promptly take all legally available actions as may be necessary to comply with their obligations under this Section 2.3(a), including all actions as may be permitted under the URBCA and the Company's Articles of Incorporation and Bylaws.

                  (b) The Company shall comply with and immediately take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under
Section 2.3(a), including mailing to shareholders, together with the
Schedule 14D-9, the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent's designees to be appointed to the Company's Board of Directors. Parent will supply the Company and be solely responsible for any information with respect to Parent, its designees and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

                  (c) Following the appointment of Parent's designees to the Company's Board of Directors pursuant to this Section 2.3 and prior to the Effective Time, (i) any amendment or termination of this Agreement by the Company, (ii) any extension or waiver by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub under this Agreement, or (iii) any waiver of any of the Company's rights hereunder shall, in any such case, require the concurrence of a majority of the Continuing Directors then in office.

                                ARTICLE III

                                 THE MERGER

                  Section 3.1. The Merger. Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the URBCA. At the Effective Time, upon the terms and subject to the conditions of this Agreement, the Company shall be merged with and into Merger Sub in accordance with the URBCA and the separate existence of the Company shall thereupon cease, and Merger Sub, as the surviving corporation in the Merger, shall continue its corporate existence under the laws of the State of Utah as a wholly-owned subsidiary of Parent; provided, however, that if Parent does not obtain a Tax Opinion, then, in Parent's reasonable discretion, the Reverse Merger may be effected, and the surviving corporation shall thereby become a wholly-owned subsidiary of Parent. If the Reverse Merger is effected, then the separate existence of Merger Sub shall cease and the Company shall become the surviving corporation. The surviving corporation of the Merger or the Reverse Merger, as the case may be, shall be herein referred to as the "Surviving Corporation." In the event Parent elects to effect a Reverse Merger, all references to "Merger" in this Agreement and all other ancillary or related agreements, documents and instruments shall be deemed to be references to the "Reverse Merger" and this Agreement and such other ancillary and related agreements, documents and instruments shall be construed and interpreted accordingly.

                  Section 3.2. The Closing; Effective Time.

                  (a) The closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m. local time as promptly as practicable, on a date to be specified by the parties which shall be no later than the third business day after the date that all of the closing conditions set forth in Article VII have been satisfied or waived (if waivable) unless another time, date and place is agreed upon in writing by the parties hereto.

                  (b) Effective Time. Subject to the provisions of this Agreement, on the Closing Date the Surviving Corporation shall deliver to the Utah Department of Commerce, Division of Corporations and Commercial Code, for filing articles of merger in accordance with Section 16-10a-1105 of the URBCA (the "Articles of Merger") executed in accordance with the relevant provisions of the URBCA and shall make all other filings or recordings required under the URBCA in order to effect the Merger. The Merger shall become effective upon the filing of the Articles of Merger or at such other later time as is agreed by the parties hereto and specified in the Articles of Merger in the manner required by the URBCA. The time when the Merger shall become effective is herein referred to as the "Effective Time" and the date on which the Effective Time occurs is herein referred to as the "Closing Date."

                  Section 3.3. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of Merger Sub or the Company:

                  (a) Each Company Share that is owned by Parent, the Company or any of their respective subsidiaries shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

                  (b) Each issued and outstanding Company Share (other than Company Shares to be cancelled in accordance with Section 3.3(a) hereof and Dissenting Shares) shall automatically be converted into the right to receive the Per Share Cash Consideration in cash (the "Merger Consideration"), payable, without interest, to the holder of such Company Share upon surrender, in the manner provided in Section 3.4 hereof, of the certificate that formerly evidenced such Company Share. All such Company Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with Section 3.4 hereof.

                  (c) Each issued and outstanding share of common stock of Merger Sub shall remain outstanding and be one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

                  Section 3.4. Exchange of Certificates.

                  (a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Company Shares (other than Company Shares held by Parent, the Company and any of their respective subsidiaries and Dissenting Shares) in connection with the Merger (the "Exchange Agent") to receive in trust, the aggregate Merger Consideration to which holders of Company Shares shall become entitled pursuant to
Section 3.3(b) hereof. Parent shall deposit such aggregate Merger Consideration with the Exchange Agent promptly following the Effective Time. Such aggregate Merger Consideration shall be invested by the Exchange Agent as directed by Parent. Any interest and other income resulting from such investment shall be paid to Parent.

                  (b) Exchange Procedures. Promptly after the Effective Time, Parent and the Surviving Corporation shall cause to be mailed to each holder of record, as of the Effective Time, of a certificate or certificates, which immediately prior to the Effective Time represented outstanding Company Shares (the "Certificates"), whose Company Shares were converted pursuant to Section 3.3(b) hereof into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, properly completed and duly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash payable upon the surrender of the Certificates. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration for each Company Share in cash as contemplated by Section 3.3(b) hereof.

                  (c) Transfer Books; No Further Ownership Rights in the Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of the Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of the Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this
Article III.

                  (d) Termination of Fund; No Liability. At any time following the one-year anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which had been made available to the Exchange Agent, and holders of Company Shares not theretofore exchanged for the Merger Consideration shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent nor any party hereto shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (e) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against any party hereto or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will issue the Merger Consideration pursuant to Section 3.3(b) deliverable in respect of the Shares represented by such lost, stolen or destroyed Certificates.

                  (f) Withholding Taxes. Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Exchange Offer Consideration or the Merger Consideration payable to a holder of Company Shares pursuant to the Offer or the Merger, or from the cash payments provided for in Section 3.5 of this Agreement, any such amounts as are required under the Code, or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares or Company Options in respect of which such deduction and withholding was made by Parent or Merger Sub.

                  (g) Transfer Taxes. If payment of the Exchange Offer Consideration or the Merger Consideration payable to a holder of Company Shares pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

                  Section 3.5. Options. Parent acknowledges that in connection with the transactions contemplated hereby, each Company Option granted to an employee, officer or director of the Company under the Company Plans shall become fully vested and exercisable in accordance with the terms of the Company Plans. At the Effective Time, each such then-outstanding Company Option shall be cancelled and the holder thereof shall be entitled to receive as consideration for such cancellation, an amount in cash (net of applicable withholdings) equal to the excess of (i) the Per Share Cash Consideration over (ii) the per share exercise or strike price of such Company Option multiplied by (iii) the number of shares subject to such Company Option.

                  Section 3.6. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, each outstanding Company Share, the holder of which has demanded and perfected such holder's right to dissent from the Merger and to be paid the fair value of such Company Shares in accordance with Part 13 of the URBCA and, as of the Effective Time, has not effectively withdrawn or lost such dissenters' rights ("Dissenting Shares"), shall not be converted into or represent a right to receive the Merger Consideration into which Company Shares are converted pursuant to Section 3.3(b) hereof, but the holder thereof shall be entitled only to such rights as are granted by the URBCA. Notwithstanding the immediately preceding sentence, if any holder of Company Shares who demands dissenters' rights with respect to its Shares under the URBCA effectively withdraws or loses (through failure to perfect or otherwise) its dissenters' rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Company Shares will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 3.3(b) hereof, without interest thereon, upon surrender of the certificate or certificates formerly representing such Company Shares. After the Effective Time, Parent shall cause the Surviving Corporation to make all payments to holders of Company Shares with respect to such demands in accordance with the URBCA. The Company shall give Parent (i) prompt written notice of any notice of intent to demand fair value for any Company Shares, withdrawals of such notices, and any other instruments served pursuant to the URBCA and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for fair value for Company Shares under the URBCA. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands for fair value for Company Shares or offer to settle or settle any such demands.

                  Section 3.7. Articles of Incorporation and Bylaws. Subject to Section 6.12 hereof, at and after the Effective Time until the same have been duly amended, (i) the Articles of Incorporation of the Surviving Corporation shall be in the form set forth in Exhibit A hereto and (ii) the Bylaws of the Surviving Corporation shall be identical to the Bylaws of Merger Sub.

                  Section 3.8. Directors and Officers. At and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist on the Board of Directors or in any office of the Surviving Corporation, such vacancy may thereafter be filled in the manner provided by law.

                  Section 3.9. Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the URBCA.

                                ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                  Company hereby represents and warrants to Parent and Merger Sub as follows:

                  Section 4.1. Organization and Qualification. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company and its subsidiaries has the requisite corporate power and corporate authority and any necessary material governmental authority, franchise, license, certificate or permit to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing which are not, or would not be reasonably expected to be, material to the Company. Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 sets forth (by incorporation by reference) a complete list of the Company's active subsidiaries. The Company's inactive subsidiaries have no operations or liabilities.

                  Section 4.2. Capitalization. (a) The authorized capital stock of the Company consists of (A) 100,000,000 shares of common stock, no par value, of which, as of the date hereof, 6,473,140 shares are issued and outstanding and (B) 25,000,000 shares of preferred stock, no par value, of which, as of the date hereof, none are issued and outstanding. As of the date hereof, there are no treasury shares of the Company and only options (the "Company Options") to purchase in the aggregate 350,400 Company Shares are outstanding all of which were granted under either the Company's 1997 Stock Option Plan or the Company's 1999 Stock Option Plan for Non-Employee Directors (the "Company Plans"). All the outstanding shares of the Company's capital stock are, and all shares which may be issued pursuant to the exercise of outstanding Company Options or pursuant to the Company Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as set forth above and except for the transactions provided for in this Agreement, as of the date hereof, (i) there are no shares of capital stock of the Company authorized, issued or outstanding and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its subsidiaries, obligating the Company or any of its subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. There are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or other capital stock of the Company or any of its subsidiaries or affiliates of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any of its subsidiaries or any other entity nor has the Company or any of its subsidiaries granted or agreed to grant to any person any stock appreciation rights or similar equity-based rights. Except as permitted by this Agreement, following the Merger, neither the Company nor any of its subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

                  (b) All of the outstanding shares of capital stock of each of the subsidiaries are owned beneficially by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its subsidiaries free and clear of all Liens.

                  (c) There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its subsidiaries. None of the Company or its subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

                  Section 4.3. Corporate Authorization; Validity of Agreement; Company Action. The Company has the requisite corporate power and corporate authority to enter into this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Shareholder Approval (unless, pursuant to the URBCA, such approval is not required to effectuate the Merger) with respect to the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, if required by the URBCA, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of Parent and the Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principles.

                  (a) The affirmative vote of the holders (including Parent following its acceptance of Company Shares for payment under the Offer) of a majority of the outstanding Company Shares (the "Company Shareholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve the Merger and the transactions contemplated hereby (other than the Offer and the Shareholder Agreements and the transactions contemplated thereby, in respect of which no approval is required from the holders of capital stock of the Company) unless, pursuant to the URBCA, such approval is not required to effectuate the Merger.

                  (b) Neither the Company nor any of its subsidiaries Beneficially Owns, either directly or indirectly, any shares of capital stock of the Company.

                  (c) The Company has duly and validly approved and taken all actions required to be taken by the Company's Board of Directors under the URBCA to approve the Offer, the Merger and the other transactions contemplated by this Agreement. The Bylaws of the Company have been duly amended and adopted to provide that Chapter 6 of Title 61 of the Utah Code does not apply to control share acquisitions (as defined in Section 61-6-3 of the Utah Code) of capital stock of the Company. The Company has furnished to Parent a certified copy of resolutions of the Board of Directors of the Company (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) effecting the amendment to the Bylaws of the Company described in the second sentence of this Section 4.3(c) and (iii) providing that all Company Options outstanding as of the Effective Time will be cancelled at the Effective Time and that holders of such cancelled Company Options shall be entitled to receive an amount of cash as consideration for such cancellation in accordance with Section 3.5 hereof. The approvals and determinations and Bylaw amendment described in this Section and Section 2.2 hereof are (i) sufficient to render Section 61-6-10 of the Utah Code inapplicable to the Offer, the Merger, this Agreement, the Shareholder Agreements and the other transactions contemplated hereby and thereby and (ii) in accordance with
Section 16-10a-1103 of the URBCA. No "fair price," "merger moratorium," "control share acquisition" or other similar anti-takeover statute or regulation applies or purports to apply to this Agreement, the Offer or the Merger, the Shareholder Agreements or the other transactions contemplated hereby and thereby.

                  (d) Prior to any action being taken by the Board of Directors of the Company with respect to the approval and adoption of this Agreement and the transactions contemplated hereby, the qualified directors of the Company (as defined in Section 16-10a-850 of the URBCA) received the required disclosure (as defined in Section 16-10a-850 of the URBCA), including disclosure of the existence and nature of this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby, by each director who has a conflicting interest (as defined in Section 16-10a-850 of the URBCA) with respect to the approval and adoption of this Agreement and the transactions contemplated hereby. All facts known to such directors with conflicting interests in respect of the subject matter of such transactions that an ordinarily prudent person would reasonably believe to be material to a judgment about whether or not to proceed with the transactions were disclosed. The action of the Company's Board of Directors described in Section 2.2 hereof constitute a directors' action (as defined in Section 16-10a-852 of the URBCA) with respect to this Agreement, the Shareholder Agreements and the transactions contemplated hereby and thereby.

                  Section 4.4. Consents and Approvals; No Violations. Except as disclosed in Section 4.4 of the Disclosure Schedule and for filings and other Permits, as may be required under, and other applicable requirements of, the Exchange Act, the approval of this Agreement and the Merger by the Company's shareholders and the filing and recordation of the Articles of Merger as required by the URBCA, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws or similar organizational documents of the Company or of any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any Company Agreement or (iii) violate any Law applicable to the Company, any of its subsidiaries or any of their properties or assets, except in the case of (ii) or (iii) for such violations, breaches or defaults which do not have, and would not reasonably be expected to have, a Company Material Adverse Effect and which will not materially impair the ability of the Company to consummate, or prevent or materially delay the consummation of, the transactions contemplated hereby.

                  (a) No consent, approval, waiver or authorization of, notice to, declaration by, or filing with ("Consent") a Governmental Authority is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by the Company under the HSR Act, and any applicable filings under other Antitrust Laws, (ii) the filing with the SEC of (A) the Schedule 14D-9 and the information required by Rule 14f-1, (B) the Proxy Statement, and (C) such reports under the Exchange Act and the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings as may be required under state securities or "blue sky" laws, (iv) the filing of the Articles of Merger with the Utah Department of Commerce, Division of Corporations and Commercial Code, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be made or obtained, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect, and which will not materially impair the ability of the Company to consummate, or to prevent or materially delay the consummation of, the transactions contemplated hereby.

                  Section 4.5. SEC Reports and Financial Statements. The Company has filed with the SEC, and has heretofore made available to Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed or furnished by it and its subsidiaries since December 31, 1998 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Company SEC Documents have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated subsidiaries as at the dates thereof or for the periods presented therein. The financial results set forth in the financial statements and schedules set forth in the Company's Form 10-Q for the quarterly period ended September 30, 2001 shall be no less favorable than the results furnished in writing by the Company to Parent as of the date hereof.

                  Section 4.6. Absence of Certain Changes. Except as disclosed in Section 4.6 of the Disclosure Schedule, since December 31, 2000, the Company and its subsidiaries have conducted their respective businesses and operations consistent with past practice only in the ordinary and usual course thereof and there has not occurred (i) any events, changes, or effects (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) which have, or would reasonably be expected to have, a Company Material Adverse Effect;
(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its subsidiaries other than dividends paid by wholly-owned subsidiaries; or (iii) any change by the Company or any of its subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP. Since December 31, 2000, neither the Company nor any of its subsidiaries has taken any of the actions prohibited by Section 6.1 hereof.

                  Section 4.7. No Undisclosed Liabilities. Except (a) to the extent disclosed in Section 4.7 of the Disclosure Schedule and (b) for liabilities and obligations incurred in the ordinary and customary course of business and consistent with past practice, since December 31, 2000, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, which have, or would reasonably be expected to have, a Company Material Adverse Effect, or would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2000. Section 4.7 of the Disclosure Schedule sets forth the amount of principal and unpaid interest outstanding under each instrument evidencing Indebtedness of the Company and its subsidiaries which will accelerate or become due or result in a right of redemption or repurchase on the part of the holder of such Indebtedness (with or without due notice or lapse of time) as a result of this Agreement, the Merger or the other transactions contemplated hereby.

                  Section 4.8. Schedule 14D-9; Proxy Statement. Neither the
Schedule 14D-9, nor any of the information supplied or to be supplied by the Company or its subsidiaries or representatives for inclusion or incorporation by reference in the Offer Registration Statement or the Offer Documents will, at the respective times any such documents or any amendments or supplements thereto are filed with the SEC, are first published, sent or given to shareholders of the Company or become effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement will not, at the time the Proxy Statement is mailed to the Company's shareholders or, at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the requirements of all applicable Laws, including the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein. The Company represents that it has obtained all necessary consents to permit the inclusion in its entirety of the fairness opinion of Morgan Keegan & Company, Inc. in the Schedule 14D-9 and, if necessary, the Proxy Statement.

                  Section 4.9. Employee Benefit Plans; ERISA.

                  (a) There have been, since January 1, 1995, no employee benefit plans, programs, arrangements, contracts or agreements (including pension, health, life insurance, cash-or equity-based incentive, deferred compensation, stock purchase or restricted stock plans or agreements and employment, change of control and severance plans or agreements) of any type (including plans described in section 3(3) of ERISA), maintained, contributed to or required to be contributed to, or entered into by the Company, any of its subsidiaries or any of their respective ERISA Affiliates, or with respect to which the Company or any of its subsidiaries has, may have, or may have had, a liability, other than those disclosed in
Section 4.9 of the Disclosure Schedule (the "Benefit Plans"). Except as set forth in documents delivered to Parent in accordance with Section 4.9(h), there have been no amendments to any Benefit Plan resulting in an increase of costs to the Company or any ERISA Affiliate of the Company and/or an increase of benefits provided under such Benefit Plan to any current or former employee of the Company or any of its subsidiaries. Neither the Company nor any ERISA Affiliate of the Company has any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any current or former employee of the Company or any of its subsidiaries.

                  (b) With respect to each Benefit Plan: (i) if intended to qualify under section 401(a) of the Code, such plan so qualifies, and its trust is exempt from taxation under section 501(a) of the Code and no condition exists that could adversely affect such qualification or tax exemption, except for amendments that must be made to such plan for which the remedial amendment period is still open; (ii) such plan has been administered in all material respects in accordance with its terms and applicable Law; (iii) no breaches of fiduciary duty have occurred which might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company; (iv) no disputes are pending, threatened or, to the knowledge of the Company, anticipated that might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company; (v) no prohibited transaction (within the meaning of section 406 or 407 of ERISA) has occurred that might be expected to give rise to a material liability on the part of the Company or any ERISA Affiliate of the Company; (vi) all contributions and premiums due as of the date hereof (including any extensions for such contributions and premiums) have been made in full;
(vii) no Tax has been imposed under section 4976, 4977, 4978, 4979, 4980 or 5000 of the Code; and (viii) all relevant reports and other filings (including form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) have been timely made. Section 4.9(b) of the Disclosure Schedule sets forth, to the knowledge of the Company, a description of each failure to administer any Benefit Plan intended to be qualified under
Section 401(a) of the Code in accordance with its terms and applicable Law which occurred after January 1, 1995.

                  (c) Full payment has been made, or will be made in accordance with section 404(a)(6) of the Code, of all amounts which the Company or any ERISA Affiliate of the Company is required to pay under the terms of each of the Benefit Plans as of the last day of the most recent plan year thereof ended prior to the date of this Agreement, and all such amounts which become due through the Effective Time will be satisfied by the Company or its ERISA Affiliates at or prior to the Effective Time.

                  (d) With respect to each Benefit Plan that is, or has been since January 1, 1995, subject to section 302 or Title IV of ERISA (each such plan, a "Title IV Plan") (i) neither the Company nor any ERISA Affiliate of the Company has incurred any liability under Title IV of ERISA that has not been satisfied in full; (ii) the Pension Benefits Guaranty Corporation has not instituted proceedings to terminate any such plan and no condition exists that presents a material risk that such proceedings will be instituted, (iii) the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits; and (iv) no such plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Closing Date. With respect to clauses (i) - (iv) of this Section 4.9(d), insofar as such representations apply to section 4064, 4069 or 4204 of ERISA, they are made with respect to any Title IV Plan to which the Company or any ERISA Affiliate of the Company made, or was required to make, contributions during the period commencing January 1, 1995 and ending on the last day of the most recent plan year ended prior to the Closing Date.

                  (e) With respect to each Benefit Plan that is a "welfare plan" (as defined in section 3(1) of ERISA), no such plan provides medical or death benefits with respect to current or former employees of the Company or any of its subsidiaries beyond their termination of employment, other than (i) coverage mandated by applicable Law; (ii) death benefits under any "pension plan"; or (iii) benefits the full cost of which is now, and shall be in the future, borne by the current or former employee (or his beneficiary). No condition exists that would prevent the Company or any of its subsidiaries from amending or terminating any Benefit Plan providing health or medical benefits in respect of any active or former employee of the Company or any subsidiaries other than limitations imposed under the terms of collective bargaining agreements. There has been no material failure of a Benefit Plan that is a group health plan (as defined in section 5000(b)(1) of the Code) to meet the requirements of section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in section 4980B(g) of the Code).

                  (f) The consummation of the transactions contemplated by this Agreement will not, alone or in combination with a related event, (i) entitle any individual to severance pay or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any individual; (ii) constitute or result in a prohibited transaction under section 4975 of the Code or section 406 or 407 of ERISA; or (iii) subject the Company, any of its subsidiaries, any ERISA Affiliate of the Company, any of the Benefit Plans, any related trust, any trustee or administrator thereof, or any party dealing with the Benefit Plans or any such trust to either a civil penalty assessed pursuant to section 409 or 502(i) of ERISA or a tax imposed pursuant to section 4976 or 4980B of the Code.

                  (g) Except as set forth in Section 4.9(g) of the Disclosure Schedule, there is no Benefit Plan that is a "multiemployer plan," as such term is defined in section 3(37) of ERISA or a "multiple employer welfare arrangement" as such term is defined in Section 3(40) of ERISA. Except for contributions required to be made in the ordinary course to such multiemployer plans pursuant to the relevant collective bargaining agreements, no additional costs would be incurred by Parent, the Company, the Surviving Corporation or any of their respective ERISA Affiliates in connection with the withdrawal from such plans by Parent, the Company, the Surviving Corporation or any of their respective ERISA Affiliates. None of the Benefit Plans set forth in Section 4.9(g) of the Disclosure Schedule is a "pension plan" as such term is defined in Section 3(2) of ERISA.


                  (h) With respect to each Benefit Plan, the Company has delivered to Parent accurate and complete copies of all plan texts, summary plan descriptions, summaries of material modifications, trust agreements and other related agreements including all amendments to the foregoing; the two most recent annual reports; the most recent annual and periodic accounting of plan assets; the most recent determination letter received from the United States Internal Revenue Service; and the two most recent actuarial reports (including all attachments), to the extent any of the foregoing may be applicable to a particular Benefit Plan.

                  Section 4.10. Labor Matters.

                  (a) Except as specifically set forth in Section 4.10 of the Disclosure Schedule, (i) neither the Company nor any of the subsidiaries is party to any collective bargaining or other agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its subsidiaries; (ii) to the knowledge of the Company, no union claims to represent the employees of the Company or any of its subsidiaries; (iii) none of the employees of the Company or any of its subsidiaries is represented by any labor organization and the Company has no knowledge of any current union organizing activities among the employees of the Company or any of its subsidiaries, nor, to the knowledge of the Company, does any question concerning representation exist concerning such employees; and (iv) there are no written personnel policies, rules or procedures applicable to employees of the Company or any of its subsidiaries. There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the respective business activities of the Company or any of its subsidiaries and during the past five years there has not been any such action. There is no unfair labor practice charge or complaint against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency. To the knowledge of the Company, no charges with respect to or relating to the Company or any of its subsidiaries are pending before the Equal Employment Opportunity Commission or any other Governmental Authorities responsible for the prevention of unlawful employment practices or any Governmental Authorities responsible for the enforcement of employee health and safety (including under the Occupational Safety and Health Act and the regulations thereunder). The Company has not received written notice, or to the knowledge of the Company any verbal notice, of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws or employee health and safety laws to conduct an investigation with respect to or relating to the Company or any of its subsidiaries and, to the knowledge of the Company, no such investigation is in progress. There are no complaints, lawsuits or other proceedings pending or, to the knowledge of the Company, threatened in any forum by or on behalf of any present or former employee of the Company or any of its subsidiaries, any applicant for employment or classes of the foregoing alleging any breach by the Company or any of its subsidiaries of any express or implied contract of employment, any laws governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship or any employee health and safety laws.

                  (b) The Company and each of its subsidiaries has paid in full, or fully accrued for in the financial statements of the Company, all wages, salaries, commissions, bonuses, severance payments, vacation payments, holiday pay, sick pay, pay in lieu of compensatory time and other compensation due or to become due to all current and former employees of the Company and each of its subsidiaries for all services performed by any of them on or prior to the date hereof. The Company and each of its subsidiaries has withheld and paid in a timely manner all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor. The Company and each of its subsidiaries are, and at all times have been, in all material respects, in compliance with all applicable federal, state and local and foreign laws, rules and regulations relating to the employment of labor including laws, rules and regulations relating to payment of wages, employment and employment practices, terms and conditions of employment, hours, immigration, equal employment opportunity, discrimination, child labor, occupational health and safety, collective bargaining and the payment and withholding of taxes and other sums required by Governmental Authorities. To the knowledge of the Company, the Company and its subsidiaries are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law or regulation, and there is no grievance pending or, to the knowledge of the Company, threatened which arises out of any collective bargaining agreement or other grievance procedure.

                  (c) Except as set forth in Section 4.10(c) of the Disclosure Schedule, since the enactment of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), neither the Company nor any of its subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its subsidiaries; or (ii) a "mass-layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its subsidiaries; nor has the Company or any of its subsidiaries effected any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Except as disclosed in
Section 4.10(c) of the Disclosure Schedule, none of the employees of the Company or any of its subsidiaries has suffered an "employment loss" (as defined in the WARN Act) during the six month period prior to the date of this Agreement. The listing in Section 4.10(c) of the Disclosure Schedule shall be updated at the Closing Date for employment losses occurring during the 90 day period prior to the Closing Date.


                  Section 4.11. Litigation; Compliance with Law.

                  (a) Except as disclosed in Section 4.11 of the Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting, the Company or any of its subsidiaries which has, or would reasonably be expected to have, a Company Material Adverse Effect, or materially impair the ability of the Company to consummate or prevent or materially delay the consummation of, the transactions contemplated hereby.

                  (b) The Company and its subsidiaries have complied in a timely manner and in all material respects, with all Laws of any Governmental Authority relating to any of the property owned, leased or used by them, or applicable to their business, including but not limited to, equal employment opportunity, discrimination, occupational safety and health, environmental, interstate commerce and antitrust laws. The Company's and its subsidiaries' assets and properties (in each case, tangible and intangible) have been operated and maintained, in all material respects, in accordance with the Rules and Regulations of the U.S. Department of Federal Highway Act and the Rules and Regulations of the U.S. Department of Transportation, as applicable.

                  Section 4.12. Taxes. (a) Except as set forth in Section
4.12 of the Disclosure Schedule:

                        (i) the Company and its subsidiaries and each
                  affiliated, combined, consolidated or unitary group of which the Company or any of its subsidiaries is or has been a member (a "Company Group") have (x) duly and timely filed (or there have been filed on their behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by them on or prior to the date hereof, and such Tax Returns are true, correct and complete, and (y) duly paid in full, or made provision in accordance with GAAP (or there has been paid or provision has been made on their behalf) for the payment of, all Taxes for all periods ending through the date hereof;

                        (ii) there are no Liens for Taxes upon any property
                  or assets of the Company or any of its subsidiaries, except for Liens for Taxes not yet due and payable;

                        (iii) the Company and its subsidiaries have
                  complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign laws) and have, within the time and the manner prescribed by law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under applicable laws;

                        (iv) no federal, state, local or foreign audits or
                  other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or its subsidiaries or any Company Group and neither the Company nor any of its subsidiaries has received notice of any pending audits or proceedings with regard to any Taxes or Tax Returns of the Company or its Subsidiaries or any Company Group;

                        (v) the federal income Tax Returns of the Company
                  and its subsidiaries and any Company Group have been examined by the Internal Revenue Service (or the applicable statutes of limitation for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 1997, and no material deficiencies were asserted as a result of such examinations which have not been resolved and fully paid;

                        (vi) neither the Company nor any of its
                  subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code;

                        (vii) neither the Company nor any of its
                  subsidiaries has made any change in Tax accounting methods since January 1, 1990;


                        (viii) there are no outstanding requests,
                  agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its subsidiaries, and no power of attorney granted by either the Company or any of its subsidiaries with respect to any Taxes is currently in force;

                        (ix) neither the Company nor any of its
                  subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes;

                        (x) neither the Company nor any of its subsidiaries
                  has, with regard to any assets or property held, acquired or to be acquired by any of them, filed a consent to the application of Section 341(f) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries; and

                        (xi) all transactions that could give rise to an
                  understatement of the federal income tax liability of the Company or any of its subsidiaries within the meaning of
                  Section 6662(d) of the Code are adequately disclosed on Tax Returns in accordance with Section 6662(d)(2)(B) of the Code if there is or was no substantial authority for the treatment giving rise to such understatement.

                  (b) No excess loss accounts exist as described in Section 1.1502-19 of the regulations promulgated under the Code (the "Treasury Regulations") with respect to the Company or its subsidiaries.

                  (c) There are no net operating loss carryovers available to the Company or its subsidiaries.

                  (d) Neither the Company nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of
Section 368(a) of the Code.

                  Section 4.13. Contracts. Except as disclosed in Section
4.13 of the Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), (a) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (b) (1) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or
(2) which involves expenditures in excess of $100,000, (c) which contains any non-compete or exclusivity provisions with respect to any material line of business or material geographic area with respect to the Company or any of its subsidiaries, or which restricts the conduct of any material line of business by the Company or any of its subsidiaries or any material geographic area in which the Company or any of its subsidiaries may conduct business, in each case in any material respect or (d) which would prohibit or materially delay the consummation of the Offer, the Merger or any of the transactions contemplated in this Agreement. The Company has previously made available to Parent true and complete copies of all (A) material agreements with customers and suppliers listed in Section 4.13 of the Disclosure Schedule to which the Company or any of its subsidiaries is a party and (B) employment and deferred compensation agreements with directors, executive officers and key employees, and material agreements with consultants, which are in writing and to which the Company or any of its subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13, whether or not set forth in Section 4.13 of the Disclosure Schedule, is referred to herein as a "Company Agreement." Each Company Agreement is valid and binding on the Company or its subsidiaries, as applicable, and in full force and effect, and the Company and each of its subsidiaries have performed all obligations required to be performed by them until the date hereof under each Company Agreement, except those that are not, and would not reasonably be expected to be, material to the Company. Neither the Company nor any of its subsidiaries knows of, or has received written notice, or to the knowledge of the Company, verbal notice, of, any violation or default under (or any condition which with the passage of time or the giving of notice would case such a violation of or default under) any Company Agreement or any other loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that are not, or would not reasonably be expected to be, material to the Company.

                  Section 4.14. Environmental Matters.

                  (a) The Company and each of its subsidiaries has been and is in material compliance with all applicable Environmental Laws, including possessing all material permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws, (all of the foregoing, whether material or not, the "Environmental Permits"). All such Environmental Permits are in effect, no appeal nor any other action is pending to revoke any such Environmental Permit, and the Company and each of its subsidiaries are in compliance in all material respects with all terms and conditions of such Environmental Permits. To the extent required by applicable Environmental Laws, the Company and each of its subsidiaries have filed (or will have filed by the Closing Date) all applications necessary to renew or obtain any Environmental Permits in a timely fashion so as to allow the Company and each of its subsidiaries to continue to operate their businesses in compliance with applicable Environmental Laws, and the Company does not expect such new or renewed Environmental Permits to include any terms or conditions that will have a material impact on the Company or any of its subsidiaries.

                  (b) There is no pending or threatened written claim, lawsuit, or administrative proceeding against the Company or any of its subsidiaries, under or pursuant to any Environmental Law, that has, or would reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its subsidiaries has received written notice from any person, including any Governmental Authority, alleging that the Company or any of its subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its subsidiaries has received any written request for information from any person, including but not limited to any Governmental Authority, related to liability under or compliance with any applicable Environmental Law, except for such matters, if they matured into a claim against the Company or any of its subsidiaries, that do not have, or would not reasonably be expected to have a Company Material Adverse Effect.


                  (c) With respect to the real property that is currently owned, leased or operated by the Company or any of its subsidiaries, there have been no Releases of Hazardous Substances on or underneath any of such real property that have, or would reasonably be expected to have, a Company Material Adverse Effect.

                  (d) With respect to real property that was formerly owned, leased or operated by the Company or any of its subsidiaries or any of their predecessors in interest, there were no Releases of Hazardous Substances on or underneath any of such real property during or prior to the Company's or any of its subsidiaries' ownership or operation of such real property that have, or would reasonably be expected to have, a Company Material Adverse Effect.

                  (e) Neither the Company nor any of its subsidiaries has entered into any agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Substances, or otherwise arising in connection with or under Environmental Laws.

                  (f) Except as set forth in Section 4.14(f) of the Disclosure Schedule, the Company and each of its subsidiaries have never engaged in any activities that have required or should have required the Company or any of its subsidiaries to obtain a permit as a transporter of hazardous waste (as such term is defined pursuant to the Resource Conservation and Recovery Act, 42 U.S.C. ss. 6901, et seq. ("RCRA") or any similar state statute), or as the owner or operator of a facility that treated, stored or disposed of hazardous waste, in accordance with the requirements of RCRA or any similar state statute.

                  (g) Except as set forth in Section 4.14 of the Disclosure Schedule, or except with respect to former underground storage tanks that have been removed or closed in place in accordance with applicable Law and as to which no further action (including no further environmental investigation or cleanup) is required and no further costs or liability is involved, neither the Company nor any of its subsidiaries currently owns or operates or formerly owned or operated any underground storage tanks subject to regulation pursuant to Subchapter IX of RCRA (42 U.S.C. ss.ss. 6991-6991i) or similar statute statutes.

                  (h) To the knowledge of the Company, neither the Company nor any of its subsidiaries, within the next five years, will be required to expend monies for capital improvements in order to (1) comply or maintain compliance with applicable Environmental Laws or (2) comply with regulatory requirements that are not now effective, but to the knowledge of the Company, will be or are reasonably expected to become effective after the Closing Date, except for such expenditures that are reasonably expected to be less than $60,000 per annum and $200,000 in the aggregate.

                  Section 4.15. Intellectual Property.

                  (a) As used herein: (i) "Intellectual Property" means all U.S. and foreign (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature, together with goodwill, registrations and applications relating to the foregoing ("Trademarks"); (b) patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights ("Patents"), (c) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same ("Copyrights"); and (d) confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies ("Trade Secrets"); (ii) "IP Licenses" means all licenses and agreements (excluding "click-wrap" or "shrink-wrap" agreements or agreements contained in "off-the-shelf" Software or the terms of use or service for any Web site) pursuant to which the Company and its subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) "Software" means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all data and collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) "Company Intellectual Property" means the Intellectual Property and Software held for use or used in the business of Company or its subsidiaries as presently conducted or as currently proposed to be conducted.

                  (b) Section 4.15(b) of the Disclosure Schedule sets forth, for the following Intellectual Property owned by the Company and its subsidiaries, a complete and accurate list of all U.S., state and foreign:
(i) Patents; (ii) Trademarks (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) Copyrights and material unregistered copyrights.

                  (c) Section 4.15(c) of the Disclosure Schedule lists all material Software which is owned by the Company or its subsidiaries ("Proprietary Software"), and all material IP Licenses.

                  (d) The Company, or one of its subsidiaries, owns or possesses licenses or other legal rights to use, sell or license all Company Intellectual Property, free and clear of all Liens, except Permitted Liens.

                  (e) All Trademarks, Patents and Copyrights owned by the Company and its subsidiaries and to the knowledge of the Company, all Trademarks, Patents and Copyrights used by but not owned by the Company and its subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

                  (f) The Company Intellectual Property and the IP Licenses constitute all the Intellectual Property, Software and IP Licenses that are necessary for the continuing conduct and operation of the Company's business (as described in the Company's Annual Report filed with the SEC on Form 10-K for the period ending December 31, 2000) in all material respects as conducted and operated by the Company immediately prior to the date hereof.

                  (g) Except as set forth in Section 4.15(g) of the Disclosure Schedule:

                        (i) no claims, or to the knowledge of Company,
                  threat of claims, have been asserted by any Third Party against the Company or any of its subsidiaries related to the use in the conduct of the businesses of the Company and its subsidiaries of any Intellectual Property or Software, or challenging or questioning the validity or effectiveness of any IP License;

                        (ii) no settlement agreements, consents, judgments,
                  orders, forebearances to sue or similar obligations limit or restrict the Company's or any subsidiary's rights in and to any Company Intellectual Property ;

                        (iii) to the knowledge of the Company, the conduct
                  of the businesses of the Company and its subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any Third Party.

                        (iv) the Company and its subsidiaries have not
                  licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights, other than pursuant to the IP Licenses;

                        (v) to the knowledge of the Company, no Third Party
                  is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company or its subsidiaries;

                        (vi) the IP Licenses are valid and binding
                  obligations of the Company and/or the relevant subsidiary, enforceable in accordance with their terms, and there is no material default thereof by the Company or any of its subsidiaries or, to the knowledge of the Company, of the other party thereto;

                        (vii) the Company and its subsidiaries have taken
                  all reasonable measures to protect the confidentiality of their Trade Secrets; and

                        (viii) the consummation of the transactions
                  contemplated hereby will not result in the loss or impairment of the Company's and its subsidiaries' rights to own or use any of the Company Intellectual Property, nor will such consummation require the consent of any Third Party in respect of any Intellectual Property.

                  Section 4.16. Title, Sufficiency and Condition of Assets.

                  (a) The Company and its subsidiaries, in each case, have good and valid title to their owned assets and properties (in each case, tangible and intangible) or, in the case of assets and properties which they lease, license or have other rights in, valid leasehold, license or other interests in such, assets and properties, in each case, free and clear of all Liens, except for Permitted Liens.

                  (b) The Company and its subsidiaries have good and valid title to, or rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary to permit the Company and its subsidiaries to conduct their business as currently conducted. The assets and properties (in each case, tangible and intangible) owned or used by the Company are in satisfactory condition and repair for their continued use as they have been used and adequate in all material respects for their current use.

                  Section 4.17. Transactions with Affiliates. Except as disclosed in Section 4.17 of the Disclosure Schedule, since December 31, 2000, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

                  Section 4.18. Opinion of Financial Advisor. The Company has received an opinion from Morgan Keegan & Company, Inc. to the effect that the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view, a copy of which opinion has been delivered to Parent.

                  Section 4.19. Broker's or Finder's Fee. Except for the fees of Morgan Keegan & Company, Inc. (whose fees and expenses will be paid by the Company in accordance with the Company's agreement with such firm, a true and correct copy of which has been previously delivered to Parent by the Company), no agent, broker, person or firm acting on behalf of the Company or its subsidiaries is, or will be, entitled to any fee, commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by, or under common control with, any of the parties hereto, in connection with this Agreement, the Shareholder Agreements or any of the transactions contemplated hereby or thereby.

                                 ARTICLE V

                       REPRESENTATIONS AND WARRANTIES
                          OF PARENT AND MERGER SUB

                  Parent and the Merger Sub represent and warrant to the Company as follows:

                  Section 5.1. Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. Each of Parent and Merger Sub has the requisite corporate power and corporate authority and any necessary material governmental authority, franchise, license, certificate or permit to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing which are not, and would not be reasonably likely to be, material to Parent.

                  Section 5.2. Corporate Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has the requisite corporate power and corporate authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principles. The authorized capital stock of Parent consists of (A) 500,000,000 shares of common stock, par value $2.50 per share and (B) 20,000,000 shares of preferred stock, no par value, of which no shares are outstanding. As of September 30, 2001, 248,385,281 shares of Parent Common Stock were issued and outstanding and 27,102,444 shares of Parent Common Stock were held in the treasury of Parent. In addition, Parent may issue shares of its capital stock upon the exercise or conversion of presently outstanding securities, the number and terms of which are summarized in the Parent SEC Documents as of the respective dates thereof. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

                  Section 5.3. Consents and Approvals; No Violations.

                  (a) Except for filings and Permits as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, the URBCA, state blue sky laws and any applicable state takeover laws, neither the execution, delivery or performance of this Agreement by Parent and the Merger Sub nor the consummation by Parent and the Merger Sub of the transactions contemplated hereby nor compliance by Parent and the Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the respective articles of incorporation or by-laws of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Indebtedness, lease, license, Permit, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iii) violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets, except in the case of (ii) and (iii) for such violations, breaches or defaults which do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect and which will not materially impair the ability of Parent or Merger Sub to consummate or prevent or materially delay the consummation of the Offer and the Merger or the other transactions contemplated hereby.

                  (b) No Consent by a Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for (i) the filing of a premerger notification and report form by Parent under the HSR Act, and any applicable filings under other Antitrust Laws, (ii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act and the Securities Act, as may be required in connection with this Agreement and the transactions contemplated hereby,
(iii) such filings as may be required under state securities or "blue sky" laws, (iv) the filing of the Articles of Merger with the Utah Department of Commerce, Division of Corporations and Commercial Code, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be made or obtained, do not have, and would not reasonably be expected to have, a Parent Material Adverse Effect, and which will not materially impair the ability of Parent or Merger Sub to consummate, or to prevent or materially delay the consummation of, the transactions contemplated hereby.

                  Section 5.4. Information To Be Supplied.

                  (a) The information with respect to Parent and Merger Sub that Parent and/or Merger Sub, as the case may be, furnishes to the Company in writing specifically for use in the 14D-9 and the Proxy Statement, at the time the 14D-9 is first sent or given to shareholders of the Company, and in the case of the Proxy Statement, at the time the Proxy Statement is mailed to the Company's shareholders or, at the time of the Company Shareholder Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act.

                  (b) Notwithstanding the foregoing provisions of this
Section 5.4, no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Proxy Statement or the Offer Documents based on information supplied by the Company expressly for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 4.8.

                  Section 5.5. SEC Reports and Financial Statements. Parent has filed with the SEC, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its subsidiaries since December 31, 1998 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing, collectively, the "Parent SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Parent SEC Documents have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its consolidated subsidiaries as at the dates thereof or for the periods presented therein.

                  Section 5.6. Financing. Either Parent or the Merger Sub has, or will have prior to the satisfaction of the conditions to the Offer, sufficient funds available (through existing credit arrangements or otherwise) to deliver the Exchange Offer Consideration and Merger
Consideration to all of the Company Shares outstanding which become entitled to receive such consideration.

                  Section 5.7. Taxes. Neither Parent nor any of its subsidiaries, including Merger Sub, has taken any action or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                                ARTICLE VI

                                 COVENANTS

                  Section 6.1. Interim Operations of the Company. The Company covenants and agrees that, except as expressly provided in this Agreement, or with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed, after the date hereof and prior to the Effective Time:

                  (a) the business of the Company and its subsidiaries shall be conducted only in the ordinary and customary course consistent with past practice, including, taking all reasonable measures to protect the confidentiality of the Company's and its subsidiaries' Trade Secrets, and, to the extent consistent therewith, each of the Company and its subsidiaries shall use reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

                  (b) the Company will not, directly or indirectly, split, combine or reclassify the outstanding Company Shares, or any outstanding capital stock of any of the subsidiaries of the Company;

                  (c) neither the Company nor any of its subsidiaries shall: (i) amend its articles of incorporation or bylaws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than issuances pursuant to the exercise of Company Options outstanding on the date hereof; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material Indebtedness; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

                  (d) neither the Company or any of its subsidiaries shall:
(i) increase the compensation or benefits payable to any director, officer, other employee or consultant of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice; (ii) grant any severance or termination pay to (or amend any such existing arrangement with) any director, officer, other employee or consultant of the Company or any of its subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer, other employee or contractor of the Company or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements; or (v) permit any director, officer, other employee or contractor of the Company or any of its subsidiaries who is not already a party to an agreement or a participant in a plan providing benefits upon or following a "change in control" to become a party to any such agreement or a participant in any such plan, other than pursuant to a pre-existing contractual commitment or as required by applicable Law;

                  (e) neither the Company nor any of its subsidiaries shall: (i) adopt any new Benefit Plan, terminate any Benefit Plan or modify any Benefit Plan in a way that could result in additional cost to Parent, the Company or any of their respective subsidiaries, except for any amendments to a Benefit Plan required to maintain its qualified plan status under Section 401(a) of the Code; (ii) modify any actuarial cost method, assumption or practice used in determining benefit obligations, annual expense and funding for any Benefit Plan, except to the extent required by GAAP; (iii) subject to any ERISA fiduciary obligation, modify the investment philosophy of the Benefit Plan trusts or maintain an asset allocation which is not consistent with such philosophy; (iv) subject to any ERISA fiduciary obligation, enter into any outsourcing agreement, or any other material contract relating to the Benefit Plans or management of the Benefit Plan trusts; (v) grant any ad hoc pension increase; or (vi) establish any new or fund any existing "rabbi" or similar trust (except in accordance with the current terms of any Benefit Plan), or enter into any other arrangement for the purpose of securing non-qualified retirement benefits, termination benefits or deferred compensation;

                  (f) neither the Company nor any of its subsidiaries shall modify, amend or terminate any of the Company Agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

                  (g) neither the Company nor any of its subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

                  (h) neither the Company nor any of its subsidiaries shall: (i) incur Indebtedness; provided, however, the Company may incur Indebtedness, if such Indebtedness is incurred on an arm's length basis with nationally recognized financial institutions and such Indebtedness does not exceed $500,000 in net debt and is incurred in the ordinary course of business consistent with past practice; (ii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company); or (iii) enter into any material commitment or transaction (including any borrowing, capital expenditure or purchase, sale or lease of assets) requiring a capital expenditure by the Company or its subsidiaries other than capital expenditures pursuant to the Company's capital expenditures budget previously furnished to Parent and other capital expenditures that do not exceed $50,000 in the aggregate since June 30, 2001;

                  (i) neither the Company nor any of its subsidiaries shall change any method of reporting income, deductions or other items for income Tax purposes, make or change any election with respect to Taxes, agree to or settle any claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any claim or assessment in respect of Taxes, other than in the ordinary course of business consistent with past practice or as required by Law;

                  (j) neither the Company nor any of its subsidiaries shall change any of the accounting principles used by it unless required by GAAP;

                  (k) neither the Company nor any of its subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, (i) in the ordinary course of business and consistent with past practice, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (ii) incurred in the ordinary course of business and consistent with past practice or (iii) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (iii) are legally required to be paid and are also not otherwise payable in accordance with clauses (i) or (ii) above, the Company will notify Parent in writing reasonably in advance of their payment if such claims, liabilities or obligations exceed, individually or in the aggregate, $25,000 in value);

                  (l) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment in another entity (other than an entity which is a wholly-owned subsidiary of the Company as of the date hereof and other than incorporation of a wholly-owned subsidiary of the Company) or (ii) sell, pledge, dispose of, or encumber or authorize or propose the sale, pledge, disposition or encumbrance of any assets of the Company or any of its subsidiaries, except in the ordinary and customary course of business consistent with past practice;

                  (m) take any action which it believes when taken could reasonably be expected to adversely affect or delay in any material respect the ability of any of the parties hereto to obtain any approval of any Governmental Authority required to consummate the transactions contemplated hereby;

                  (n) take any action to cause the Company Shares to cease to be quoted on the Nasdaq National Market prior to the Closing Date;

                  (o) neither the Company nor any of its subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

                  (p) neither the Company nor any of its subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

                  Section 6.2. Preparation of Proxy Statement; Company Shareholder Meeting.

                  (a) If required by applicable Law, promptly after the acceptance for exchange of Company Shares pursuant to the Offer, the Company shall prepare and file with the SEC under the Exchange Act the Proxy Statement and use all reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the acceptance by Parent for exchange of Company Shares pursuant to the Offer. The Company shall mail the Proxy Statement to its shareholders as promptly as practicable after the Proxy Statement has cleared the SEC. Each of the Company, Parent and Merger Sub will promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect prior to the Company Shareholder Meeting, and the Company will cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement before it is filed with the SEC. In addition, the Company agrees to provide Parent, Merger Sub and their counsel with any comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments and to consult with Parent, Merger Sub and their counsel prior to responding to any such comments. The Company will advise Parent of the time when the SEC has cleared the Proxy Statement, promptly after it receives notice thereof.

                  (b) If approval of the Company's shareholders is required by applicable law in order to consummate the Merger, the Company shall establish, prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC, a record date (which shall be prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC) for, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Shareholder Meeting") for the purpose of considering and taking action upon this Agreement and the Merger and (with the consent of Parent) such other matters as may in the reasonable judgment of the Company be appropriate for consideration at the Company Shareholder Meeting. Once the Company Shareholder Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholder Meeting (other than for the absence of a quorum) without the consent of Parent. The Board of Directors of the Company shall include the Recommendations in the Proxy Statement as such Recommendations pertain to the Merger and this Agreement. The Company shall use its reasonable best efforts to solicit from shareholders of the Company proxies in favor of this Agreement and the Merger and shall take all other actions necessary or advisable to secure the vote or consent of shareholders required by the URBCA to effect the Merger.

                  (c) Notwithstanding the foregoing clauses (a) and (b) above, in the event that Parent shall acquire at least 90% of the outstanding Company Shares in the Offer, subject to the satisfaction or (to the extent permitted hereunder) waiver of all conditions to the Merger, the parties hereto shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the acceptance for exchange and purchase of such Company Shares pursuant to the Offer, without a meeting of shareholders of the Company, in accordance with Section 16-10a-1104 of the URBCA, including, the contribution by Parent to Merger Sub of all Company Shares then held by Parent or such other actions as may be necessary such that the Transaction will qualify as a reorganization under Section 368(a) of the Code.

                  Section 6.3. Access to Information. The Company shall (and shall cause each of its subsidiaries to) afford to the Representatives of Parent reasonable access, during normal business hours, during the period from the date hereof and prior to the Effective Time, to all of its and its subsidiaries' properties, books, contracts, commitments, records and officers, and during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request.

                  Section 6.4. No Solicitation; Acquisition Proposals. (a) From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, (1) the Company shall, and the Company shall cause its and its subsidiaries' respective Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by the Company, its subsidiaries or their respective Representatives with respect to any Acquisition Proposal and (2) the Company shall not, and the Company shall cause its and its subsidiaries' respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; (ii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the exchange of Company Shares pursuant to the Offer or the Merger or any other transaction contemplated by this Agreement; (iii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or its subsidiaries or afford access to the properties, books or records or employees of the Company or its subsidiaries to, any Third Party relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal; or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal.

                  (b) Notwithstanding the restrictions set forth in Section 6.4(a), if, at any time prior to the exchange of Company Shares pursuant to the Offer, (1) the Company has received an unsolicited bona fide written proposal from a Third Party relating to an Acquisition Proposal (under circumstances in which the Company has complied with its obligations under
Section 6.4(a)) and (2) the Board of Directors of the Company concludes in good faith (after consultation with a financial advisor of nationally recognized reputation and after receiving the written advice of its outside counsel) (i) that such Acquisition Proposal constitutes a Superior Proposal and (ii) that the failure to provide such information or participate in such negotiations or discussions would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law, the Company may, subject to its giving Parent at least two business days' prior written notice of the identity of such Third Party and all of the terms and conditions of such Acquisition Proposal and of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Third Party, (x) furnish information with respect to the Company and its subsidiaries to any Third Party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement dated March 7, 2001, entered into between Morgan Keegan & Company, on behalf of the Company, and Overnite Transportation Company, as the same may be amended, supplemented or modified (the "Confidentiality Agreement"), provided that a copy of all such information is delivered simultaneously to Parent if it has not previously been so furnished to Parent, and (y) participate in discussions or negotiations regarding such proposal.

                  (c) The Company shall as soon as practicable (and in any event within 24 hours) notify and advise Parent orally and in writing of any Acquisition Proposal or of any request for information or inquiry that may lead to an Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person making such Acquisition Proposal, request or inquiry. The Company shall inform Parent on a prompt and current basis of the status, content and details of any discussions regarding, or relating to, any Acquisition Proposal with a Third Party (including amendments and proposed amendments) and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding the Acquisition Proposal. In fulfilling its obligations under this paragraph
(c) of this Section 6.4, the Company shall provide promptly to Parent copies of all written correspondence or other written material, including material in electronic form, between the Company and such Third Party, except in the event where the delivery of such copies would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law.

                  (d) The Company agrees that it will promptly inform its and its subsidiaries' respective Representatives of the obligations undertaken in this Section 6.4.

                  (e) Nothing contained in this Section 6.4 or Section 6.5 hereof shall prohibit the Company from taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act.

                  (f) For purposes of this Agreement,

                  "Acquisition Proposal" means any inquiry, offer, proposal or intended proposal, indication of interest, signed agreement or completed action, as the case may be, by any Third Party which relates to a transaction or series of transactions (including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination) involving the Company or any of its subsidiaries or the issuance or acquisition of shares of capital stock or other equity securities of the Company or any of its subsidiaries representing 15% or more (by voting power) of the outstanding capital stock of the Company or such subsidiary or any tender or exchange offer that if consummated would result in any person, together with all affiliates thereof, Beneficially Owning shares of capital stock or other equity securities of the Company or any of its subsidiaries representing 15% or more (by voting power) of the outstanding capital stock of the Company or such subsidiary, or the acquisition, license, purchase or other disposition of a substantial portion of the technology, business or assets of the Company or any of its subsidiaries outside the ordinary course of business or inconsistent with past practice; and

                  "Superior Proposal" means any bona fide written Acquisition Proposal (provided that for the purposes of this definition, the applicable percentages in the definition of Acquisition Proposal shall be seventy-five percent (75%) as opposed to fifteen percent (15%)), on its most recently amended or modified terms, if amended or modified, which the Board of Directors of the Company determines in its good faith judgment (after receipt of the advice of a financial advisor of nationally recognized reputation and receiving advice of its outside counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the proposal and the Third Party making the proposal (i) would, if consummated, result in a transaction that is more favorable to the Company's shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement and (ii) is reasonably capable of being completed.

                  (g) The Company agrees not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which any of the Company or its subsidiaries is a party and will promptly provide Parent with a copy of such agreements. The Company will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent.

                  Section 6.5. Modifications to Recommendations. Except as expressly permitted by this Section 6.5, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, qualify, modify or amend, or propose to withdraw, qualify, modify or amend, in a manner adverse to Parent, the Recommendations or take any action or make any statement, filing or release inconsistent with such Recommendations (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Recommendations), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal (each of the foregoing being referred to as a "Subsequent Determination"), provided that, if prior to the consummation of the Offer, the Board of Directors of the Company determines in good faith, after it has received a Superior Proposal and after receipt of written advice from outside counsel, that the failure to make a Subsequent Determination would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's shareholders under applicable Law, the Board of Directors of the Company may (subject to this and the following sentences) inform the Company's shareholders that it no longer believes that exchange of Company Shares pursuant to the Offer and the other transactions contemplated hereby are advisable, but only at a time that is after 5:00 p.m., New York City time, on the third business day following delivery by the Company to Parent of a written notice (a "Subsequent Determination Notice") (i) advising Parent that the Board of Directors of the Company has received a Superior Proposal, (ii) specifying the terms and conditions of such Superior Proposal, including the amount per share that the Company's shareholders will receive per Company Share (valuing any non-cash consideration at what the Board of Directors of the Company determines in good faith, after consultation with its independent financial advisor, to be the fair value of the non-cash consideration) and including a copy thereof with all accompanying documentation, except in the event where the inclusion of such copy would result in a breach by the Board of Directors of the Company of its fiduciary duties to the Company's Shareholders under applicable Law,
(iii) identifying the person making such Superior Proposal and (iv) stating that the Company intends to make a Subsequent Determination. After providing such notice, the Company shall provide a reasonable opportunity to Parent, and shall cooperate in good faith with Parent, to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its Recommendations to its shareholders without a Subsequent Determination; provided, however, that any such adjustment to this Agreement shall be at the discretion of Parent at the time.

                  Section 6.6. HSR Act Filings; Reasonable Best Efforts.

                  (a) Each of Parent and the Company shall (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act and any other Antitrust Laws with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) comply at the earliest reasonable practicable date with any request under the HSR Act or such other Antitrust Laws for additional information, documents, or other material received by such party or any of its subsidiaries from the Federal Trade Commission or the Department of Justice or any other Governmental Authority in respect of such filings, the Offer, the Merger or such other transactions, (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing, the Offer, the Merger or such other transactions, and (iv) use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Offer, the Merger or any other transactions contemplated under this Agreement under the Antitrust Laws. The Company shall not propose to enter into, or enter into, any agreement, arrangement or understanding with any Governmental Authority with respect to any Governmental Authority's review of the Offer, the Merger or any other transactions contemplated under this Agreement without the prior written consent of Parent.

                  (b) Subject to Section 6.4 and Section 6.5 of this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by this Agreement, including (i) the obtaining of all other necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including other filings with Governmental Authorities, if any), (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the preparation of the Offer Registration Statement, the Offer Documents, the Schedule 14D-9 and, if necessary, the Proxy Statement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

                  (c) Notwithstanding anything to the contrary in this
Section 6.6, (i) neither Parent nor any of its subsidiaries shall be required to divest any of their or the Company's or any of its subsidiaries' respective businesses, product lines or assets, (ii) neither Parent nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have an adverse effect on the business, assets, condition (financial or otherwise), results of operations or prospects of Parent and its subsidiaries, taken as a whole, or of Parent combined with the Surviving Corporation after the Effective Time, (iii) no party shall be required to agree to the imposition of or to comply with, any condition, obligation or restriction on Parent or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type referred to in subclause (a) or (b) of clause (5) of Annex A or Section 7.1(b), (iv) neither Parent nor Merger Sub shall be required to waive any of the conditions to the Offer set forth in Annex A or any of the conditions of to the Merger set forth in Article VIII, and (v) no party shall be required to pursue or defend any administrative or judicial action or proceeding that may be instituted or threatened.

                  (d) Payment of HSR Filing Fee. Any filing fee payable under or pursuant to the HSR Act shall be paid in full by Parent regardless of whether the Offer, the Merger, this Agreement or the other transactions contemplated hereby are consummated.

                  Section 6.7. Litigation. The Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement or any other Acquisition Proposal and will not settle or compromise any such action without the prior written consent of Parent.

                  Section 6.8. Certain Benefit Matters. Parent agrees to cause the Surviving Corporation and its subsidiaries to honor and assume the Salary Continuation Agreements listed on Section 6.8 of the Disclosure Schedule (the "Salary Continuation Agreements"), true and accurate copies of which have previously been provided to Parent. If Parent shall notify Company prior to the Effective Time that Parent wishes to substitute alternate contractual arrangements (to become effective as of the Effective
Time) with one or more of the persons subject to such agreements, the Company agrees to use its best efforts to facilitate Parent's negotiations with any such person and to cooperate in making any such contractual changes which are agreed upon by Parent and such person.

                  Section 6.9. Additional Agreements. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Merger Sub or the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Parent shall use reasonable best efforts to take, or cause to be taken, all such necessary actions.

                  Section 6.10. Publicity. So long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Offer, the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by Law or by any rules and regulations of the NASD or any applicable securities exchange or listing agreement with any applicable securities exchange or the Nasdaq National Market.

                  Section 6.11. Notification of Certain Matters. (a) The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

                  (b) The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of: (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting it or any of its subsidiaries which, if pending on the date of this Agreement would have been required to have been disclosed pursuant to Article IV and Article V or which relate to the consummation of the transactions contemplated by this Agreement.

                  Section 6.12. Directors' and Officers' Indemnification and Insurance. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, all current or former directors, officers and employees of the Company and its subsidiaries (in all of their capacities)
(a) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company's Articles of Incorporation, Bylaws, indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of the Company and its subsidiaries and the URBCA and (b) without limitation to clause (a), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) Articles of Incorporation and Bylaws for a period of six years after the Effective Time, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the Articles of Incorporation and Bylaws of the Company and (iii) cause to be maintained for a period of six years after the Effective Time a policy (or a "tail" policy) of directors' and officers' liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured than the terms currently provided to directors and officers of Parent with respect to claims arising from facts or events that occurred on or before the Effective Time. The obligations of the Surviving Corporation under this
Section 6.12 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.12 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.12 applies shall be third party beneficiaries of this Section 6.12).

                  Section 6.13. Rule 145 Affiliates. Within 10 days after the date of this Agreement, the Company shall deliver to Parent a letter identifying all persons who may be deemed to be Rule 145 Affiliates. The Company shall use its reasonable best efforts to cause each person who is so identified as a Rule 145 Affiliate to deliver to Parent at least 5 days prior to the initial expiration of the Offer, an agreement substantially in the form of Exhibit B to this Agreement.

                  Section 6.14. Cooperation. Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed between them, coordinate and cooperate (i) with respect to the timing of the Company Shareholder Meeting, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such actions, consents approvals or waivers. Subject to the terms and conditions of this Agreement, Parent and the Company will each use its reasonable best efforts to have the Offer Registration Statement declared effective under the Securities Act as promptly as practicable after the Offer Registration Statement is filed, and Parent and the Company shall, subject to applicable Law, confer on a regular and frequent basis with one or more representatives of one another to report operational matters of significance to the Offer and the Merger and the general status of ongoing operations insofar as relevant to the Offer and the Merger, provided that the parties will not confer on any matter to the extent inconsistent with law.

                  Section 6.15. Tax-Free Reorganization Treatment.

                  (a) This Agreement is intended to constitute a plan of reorganization with respect to the Transaction for United States Federal income tax purposes and the parties hereto intend the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts (and shall cause its respective subsidiaries to use their reasonable best efforts) to cause the Transaction to qualify, and shall not, without the prior written consent of the other parties hereto, take any actions or cause any actions to be taken which could reasonably be expected to prevent the Transaction from qualifying as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation nor Parent, nor any of their respective subsidiaries, shall take any action or cause any action to be taken which could reasonably be expected to cause the Transaction to fail to qualify as a reorganization under Section 368(a) of the Code.

                  (b) The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain an opinion of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps"), counsel to Parent, that the Transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code (the "Tax Opinion"). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Skadden Arps representation letters, dated and executed as of the Effective Time (and as of such other date or dates as reasonably requested by Skadden Arps), in form and substance substantially identical to those attached hereto as Exhibit C and Exhibit D, respectively (allowing for such amendments to the representation letters as Skadden Arps deems necessary) (together, the "Representation Letters"). Notwithstanding anything express or implied to the contrary in this Agreement, but subject to the provisions of this Section 6.15, if such opinion cannot be obtained, then, in Parent's reasonable discretion, the Merger shall not be effected as described herein and shall instead be effected as a merger of Merger Sub with and into the Company (the "Reverse Merger") in accordance with the URBCA and the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving corporation in the Reverse Merger, shall continue its corporate existence under the laws of the State of Utah as a wholly-owned subsidiary of Parent.

                  (c) The parties hereto agree that they will not take any position on any Federal, state, or local Tax Return, or take any other Tax reporting position, that is inconsistent with the treatment of the Merger as a tax-free reorganization, unless otherwise required by a decision by the Tax Court or a judgment, decree, or other order by any court of competent jurisdiction, which has become final and non-appealable, or by applicable state or local income or franchise tax law, provided, however, that this clause (c) will not apply in the event that the Merger is effected as a Reverse Merger pursuant to clause (b) above.

                  (d) None of the parties hereto shall take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the Representation Letters attached hereto as Exhibit C and Exhibit D.

                  Section 6.16. Conveyance Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar Taxes (together with any related interest, penalties or additions to tax, "Conveyance Taxes") which become payable in connection with the transactions contemplated by this Agreement. Notwithstanding any provision to the contrary contained in this Agreement, other than Sections 3.4(g) and
3.5 hereof, each of Parent and the Company shall pay, without deduction from any amount payable to holders of Company Shares and without reimbursement from the other party, any such Conveyance Taxes imposed on it by any Governmental Authority (and/or for which its shareholders are primarily liable), which become payable in connection with the transactions contemplated by this Agreement.

                                ARTICLE VII

                                 CONDITIONS

                  Section 7.1. Conditions to Each Party's Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

                  (a) Shareholder Approval. If required under the URBCA, the Company Shareholder Approval shall have been obtained.

                  (b) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Authority since the date of this Agreement which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

                  (c) Exchange of Company Shares. Parent or any of its affiliates shall have purchased Company Shares pursuant to the Offer.

                  Section 7.2. Conditions to Obligations of Parent. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional condition: the Company shall have performed and complied with in all material respect all its covenants and agreements hereunder required by this Agreement to be performed or complied with or satisfied by the Company at or prior to the Effective Time.

                  Section 7.3. Frustration of Conditions. Neither Parent nor the Company may rely on the failure of any condition set forth in this
Article VII to be satisfied if such failure was caused by such party's failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

                               ARTICLE VIII

                   TERMINATION AND ABANDONMENT; EXPENSES

                  Section 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company or Merger Sub:

                  (a) by mutual written consent of Parent and the Company;

                  (b) by either Parent or the Company:

                        (i) if the Offer shall have expired or been
                  terminated in accordance with the terms of this Agreement without Parent or Merger Sub having accepted for exchange any Company Shares pursuant to the Offer, unless the failure to consummate the Offer is the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

                        (ii) if the Offer shall not have been consummated
                  on or before January 31, 2002 (the "Outside Date"), unless the failure to consummate the Offer is the result of a material breach of this Agreement by the party seeking to terminate this Agreement;

                        (iii) if the Merger shall not have been consummated
                  on or prior to April 30, 2002 (the "Drop Dead Date"), provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any party whose willful and material breach of this Agreement results in the failure of the Merger to be consummated by such time;

                        (iv) if the Merger shall not have been consummated
                  as a result of any condition thereto in Article VII being incapable of being satisfied; or

                        (v) if any statute, rule, regulation, judgment,
                  order, legislation or interpretation of any nature enacted, enforced, promulgated, amended or issued by any Governmental Authority having the effects set forth in subclause (a) or (b) of clause (5) of Annex A hereto;

                  (c) by Parent, upon the occurrence of any Trigger Event described in Section 8.3(a) hereof; or

                  (d) by the Company, if the Company makes a Subsequent Determination in compliance with Section 6.4 hereof and pursuant to the provisions of Section 6.5 hereof, provided the Company has paid Parent the sums required by Section 8.3(a) hereof.


The party desiring to terminate this Agreement pursuant to this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4 hereof.

                  Section 8.2. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than Sections
8.2 and 8.3 and Article IX) shall become void and of no further force or effect with no liability on the part of any party hereto (or of any of its Representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

                  Section 8.3. Fees and Expenses.

                  (a) The Company agrees to pay Parent a fee in immediately available funds equal to $5,000,000 (the "Liquidated Amount") promptly, but in no event later than three business days, after the termination of this Agreement (or such later date as may apply in the case of clause (i) below or such earlier time prior to the termination of this Agreement in the case of clause (iv) below) as a result of the occurrence of any of the events set forth below (each, a "Trigger Event"):

                        (i) the Company shall have received an Acquisition
                  Proposal, and at any time prior to, or within nine months after, the termination of this Agreement (unless this Agreement is terminated pursuant to Section 8.1(a) or
                  Section 8.1(b)(v)), the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal;

                        (ii) any Third Party shall have become the
                  Beneficial Owner of at least 15% of the outstanding Company Shares or shall have acquired, directly or indirectly, at least 15% of the assets of the Company and its subsidiaries;

                        (iii) there shall have been a willful and material
                  breach or failure to perform in any material respect by the Company of any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in subclause (e) or (f) of clause (5) of Annex A, ------- and (B) is incapable of being or has not been cured by the Company prior to or on the earlier of (x) the date which is 10 business days immediately following written notice by Parent to the Company of such breach or failure to perform and (y) the expiration or termination of the Offer in accordance with the terms of this Agreement;

                        (iv) the Company has provided Parent with a
                  Subsequent Determination Notice or the Board of Directors of the Company (or any committee thereof) (A) shall have made a Subsequent Determination, (B) shall fail to include in the Schedule 14D-9 its Recommendations without modification or qualification in a manner adverse to Parent, (C) shall fail to reaffirm such Recommendations within two business days upon Parent's reasonable request to do so, or (D) shall have resolved to, or publicly announced an intention to, take any of the actions or omit to take any action as specified in this Section 8.3(a)(iv);

                        (v) as of the final expiration date of the Offer,
                  all conditions to the consummation of the Offer shall have been met or waived except for satisfaction of the Minimum Condition and there shall have been made subsequent to the date of this Agreement an Acquisition Proposal; or

                        (vi) there shall have been a change in the
                  constitution of the Board of Directors of the Company not provided for in this Agreement such that at least a majority of the members of the Board of Directors is comprised of individuals not serving on the Board of Directors as of the date hereof.

                  (b) Except as set forth in this Section 8.3 or Section 6.6(d) hereof, all fees and expenses incurred in connection with the Offer and the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. Except for fees payable to the Exchange Agent which will be paid with funds furnished by and originating with the Company, the Company covenants and agrees that it will not pay or reimburse either of the Shareholders for any fees or expenses incurred by such Shareholder in connection with his Shareholder Agreement or the transactions contemplated by such Shareholder Agreement, or in his capacity as Shareholder in connection with this Agreement or the Offer, the Merger, or the other transactions contemplated by this Agreement.

                  (c) Parent and Merger Sub expressly acknowledge and agree that, except in the event of a willful and material breach of this Agreement by the Company, with respect to any termination of this Agreement pursuant to which Parent is paid the Liquidated Amount, (i) the payment of the Liquidated Amount shall constitute liquidated damages with respect to any and all claims for damages and any and all other claims which Parent or Merger Sub may be entitled to assert against the Company, its subsidiaries or any of their respective Representatives with respect to a breach of this Agreement (collectively, "Termination Damages "), and (ii) the right to receive payment of the Liquidated Amount shall constitute the sole and exclusive remedy available to Parent and Merger Sub for any and all Termination Damages. The parties hereto expressly acknowledge and agree that, because of the difficulty of accurately determining the actual amount of the Termination Damages, if any, provided there has not been a willful and material breach of this Agreement by the Company, the right to payment of the Liquidated Amount (x) shall constitute a reasonable estimate of the Termination Damages that will be suffered by reason of any such proposed or actual termination of this Agreement, and (y) shall be in full and complete satisfaction of any and all damages arising as a result of or with respect to the Termination Damages. Except for non-payment of the Liquidated Amount or a willful and material breach of this Agreement by the Company, in no event shall Parent or the Merger Sub be entitled to seek or to obtain any recovery or judgment, or other damages of any kind, including, consequential, indirect or punitive damages, against the Company, its subsidiaries or any of their respective Representatives in respect of any proposed or actual termination of this Agreement with respect to which Parent is paid Liquidated Amount, including, without limitation, consequential, indirect or punitive damages.

                  (d) Parent and the Company agree that the agreements contained in Sections 8.3(a) and 8.3(b) hereof are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. In the event of any dispute as to whether any fee due under either Section 8.3(a) or 8.3(b) is due and payable, the prevailing party shall be entitled to receive from the other party the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, relating to such dispute. Interest shall be paid on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

                                ARTICLE IX

                               MISCELLANEOUS

                  Section 9.1. Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement among the Company, Parent and Merger Sub.

                  Section 9.2. Waiver of Compliance; Consents. Any failure of the Company on the one hand, or Parent and Merger Sub on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Parent on the one hand, or the Company on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 9.2.

                  Section 9.3. Survival. The respective representations, warranties, covenants and agreements of the Company and Parent contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, but shall terminate at the Effective Time, except for those covenants contained in Sections 3.3, 3.4, 3.5, 3.6, 3.9, 6.11, 6.15, 6.16,
9.1 and 9.15 hereof, which shall survive beyond the Effective Time in accordance with their terms.

                  Section 9.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, when received if sent by overnight courier or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           (i) if to the Company, to:

                           Motor Cargo Industries, Inc.
                           845 West Center Street
                           North Salt Lake City, Utah 84054
                           Attention: Marvin L. Friedland
                           Telecopy:  (801) 299-5225


                           with a copy to (but which shall not constitute notice to the Company):

                           Stoel Rives LLP
                           201 South Main Street
                           Salt Lake City, Utah 84111-4904
                           Attention:  Reed W. Topham
                                       Brent J. Giauque
                           Telecopy:   (801) 578-6999

                           (ii)     if to Parent or Merger Sub, to:

                           Union Pacific Corporation
                           1416 Dodge Street, Room 1230
                           Omaha, Nebraska 68179
                           Attention: Carl W. von Bernuth
                           Telecopy:  (401) 271-6633


                           with a copy to (but which shall not constitute notice to Parent):

                           Overnite Transportation Company
                           1000 Semmes Avenue
                           P.O. Box 1216
                           Richmond, Virginia 23224
                           Attention: Pat Hanley
                           Telecopy:  (804) 231-8312

                           with a copy to (but which shall not constitute notice to Parent or Merger Sub):

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, New York  10036
                           Attention: Paul T. Schnell, Esq.
                                      Richard J. Grossman, Esq.
                           Telecopy:  (212) 735-2000


                  Section 9.5. Binding Effect; Permitted Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto, which consent may be withheld in the sole and absolute discretion of the party requested to consent.

                  Section 9.6. Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Utah, without regard to the conflict of laws rules thereof.

                  Section 9.7. Submission to Jurisdiction; Waivers. Each of the Company, Parent and Merger Sub irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the federal and state courts located in Salt Lake City, Utah and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                  Section 9.8. Waiver of Jury Trial. Each of parties hereto hereby irrevocably waives all right to a trial by jury in any action, proceeding, or counterclaim arising out of or related to this Agreement or the transactions contemplated hereby.

                  Section 9.9. Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but all of which together shall constitute one and the same instrument.

                  Section 9.10. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act),
(ii) unless otherwise specified herein, the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person, (iii) the term "subsidiary" of any specified person shall mean any corporation any of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity any of the total equity interest of which, is directly or indirectly owned by such specified person, other than in any such case any entity which may be deemed to be a "subsidiary" of such specified person solely by reason of the ownership of equity securities of such entity which are registered under the Exchange Act and held by such specified person for investment purposes only, (iv) a matter will be deemed to be "material" hereunder with respect to any person or entity if such matter, individually or in the aggregate, would be considered significant by a reasonable investor in such entity in the context of the particular provision in which the word "material" appears (i.e., a matter need not have a Company Material Adverse Effect or a Parent Material Adverse Effect in order to be deemed to be "material"), (v) the term "knowledge," when used with respect to the Company, shall mean the knowledge of the directors and officers of the Company and, when used with respect to Parent, shall mean the knowledge of the directors and officers of Parent, and (vi) the term "including" shall mean "including, without limitation".

                  Section 9.11. Entire Agreement. This Agreement, the Shareholder Agreements and the documents or instruments referred to herein and therein, including Annex A, the Exhibit(s) attached hereto and the Disclosure Schedule referred to herein, which Exhibit(s) and Disclosure Schedule are incorporated herein by reference, and any other written agreement entered into contemporaneously herewith embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained therein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to therein. This Agreement and such other agreements supersede all prior agreements and the understandings between the parties with respect to such subject matter.

                  Section 9.12. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

                  Section 9.13. Third Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 6.12 hereof are intended to be for the benefit of, and shall be enforceable by, all current or former directors, officers and employees of the Company and its subsidiaries (in all of their capacities) affected thereby.

                  Section 9.14. Disclosure Schedule. The Company and Parent acknowledge that the Disclosure Schedule (i) relates to certain matters concerning the disclosures required and transactions contemplated by this Agreement, (ii) is qualified in its entirety by reference to specific provisions of this Agreement and (iii) is not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to the Company, except to the extent required by this Agreement.


                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be signed and delivered by its respective duly authorized officers as of the date first above written.

                                 MOTOR CARGO INDUSTRIES, INC.


                                 By: /s/ Harold R. Tate
                                     ----------------------------------
                                     Name:  Harold R. Tate
                                     Title: Chairman and Chief Executive Officer



                                 UNION PACIFIC CORPORATION


                                 By: /s/ Carl W. von Bernuth
                                     ---------------------------------
                                     Name:  Carl W. von Bernuth
                                     Title: Senior Vice President, General
                                            Counsel and Secretary



                                 MOTOR MERGER CO.


                                 By: /s/ Carl W. von Bernuth
                                     ----------------------------------
                                     Name:  Carl W. von Bernuth
                                     Title: Vice President and Secretary







                                                                     Exhibits

Exhibit A - Form of Articles of Incorporation of the Surviving Corporation Exhibit B - Form of Rule 145 Affiliate Letter
Exhibit C - Parent Representation Letter
Exhibit D - Company Representation Letter






                                                                     ANNEX A

                          Conditions of the Offer

                  Notwithstanding any other provision of the Offer, subject to the terms of the Agreement, Parent shall not be required to accept for exchange or exchange or deliver any Exchange Offer Consideration for, (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Company Shares after the termination or withdrawal of the Offer)) any Company Shares tendered, if by the expiration of the Offer (as it may be extended in accordance with the requirements of Section 2.1),
(1) there shall not have been validly tendered in accordance with the Offer and not withdrawn prior to the expiration of the Offer such number of Company Shares that, together with the Company Shares owned by Parent and Merger Sub on the date hereof, would constitute at least 66 2/3% of the Company Shares on a fully-diluted basis (including, for purposes of such calculation, all Company Shares issuable upon exercise of all Company Options, and the conversion or exchange of all securities convertible or exchangeable into Company Shares) outstanding at the expiration date of the Offer (including any extension thereof) (the "Minimum Condition"), (2) the applicable waiting period under the HSR Act and any other applicable Antitrust Laws shall not have expired or been terminated, (3) the Offer Registration Statement shall not have become effective under the Securities Act or shall be the subject of any stop order or proceedings seeking a stop order, (4) the Parent Common Stock to be issued in the Offer shall not have been approved for listing on the NYSE, subject to official notice of issuance, or (5) at any time on or after the date of the Agreement and prior to the acceptance for exchange of Company Shares pursuant to the Offer, any of the following conditions exist:

                  (a) there shall have been entered, enforced, instituted, pending, threatened, or issued by any Governmental Authority, any judgment, order, injunction, ruling, proceeding, action, suit, charge or decree:

                        (i) challenging or seeking to make illegal, to
                  delay materially or otherwise directly or indirectly to restrain or prohibit or make materially more costly the making of the Offer, the acceptance for exchange of, or the exchange or delivery of Exchange Offer Consideration for, some of or all the Company Shares by Parent or the consummation by Parent or Merger Sub of the Merger,

                        (ii) seeking to obtain material damages or
                  otherwise directly or indirectly relating to the transactions contemplated by the Agreement, the Offer or the Merger,

                        (iii) seeking to limit, restrain or prohibit
                  Parent's or Merger Sub's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole,

                        (iv) seeking to impose or confirm limitations on
                  the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of any Company Shares, including the right to vote any Company Shares to be acquired pursuant to the Offer or owned by Parent or any of its subsidiaries or affiliates on all matters presented to the Company's shareholders (including the approval and adoption of the Agreement and the Merger), or seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Company Shares, or

                        (v) which otherwise has, or would reasonably be
                  expected to have, a Company Material Adverse Effect or a Parent Material Adverse Effect; or

                  (b) there shall have been any action taken, or any statute, rule, regulation, judgment, order, legislation or interpretation of any nature pending, proposed, enacted, enforced, promulgated, amended or issued by any Governmental Authority or deemed by any Governmental Authority applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Agreement, which in the judgment of Parent is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

                  (c) there shall have occurred or exist any facts, changes, events or effects that have, or would reasonably expected to have, a Company Material Adverse Effect; or

                  (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or the Nasdaq National Market other than (x) a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or (y) a suspension of not more than twenty-four hours solely relating to a bomb threat or other substantially similar threat directed to the New York Stock Exchange or the Nasdaq National Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
(iii) any limitation (whether or not mandatory) on the extension of credit by banks or other lending institutions in the United States, (iv) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or a worsening thereof; or

                  (e) the Company shall have failed to perform in any material respect any obligation under the Agreement or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement; or

                  (f) the representations and warranties of the Company set forth in the Agreement that are qualified as to materiality shall not be true and correct as so qualified in all respects as of the date of the Agreement and as of the expiration of the Offer (including any extension thereof) (except to the extent expressly made as of an earlier date, in which case as of such date), or any of the representations and warranties set forth in the Agreement that are not so qualified shall not be true and correct in any material respect as of the date of the Agreement and as of the expiration of the Offer (including any extension thereof)(except to the extent expressly made as of an earlier date, in which case as of such date)(it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded); or

                  (g) this Agreement shall have been terminated in accordance with its terms; or

                  (h) the Board of Directors of the Company (or any committee thereof) shall have made a Subsequent Determination; or

                  (i) any Third Party shall have become the Beneficial Owner of at least 15% of the outstanding Company Shares or shall have acquired, directly or indirectly, at least 15% of the assets of the Company and its subsidiaries; or

                  (j) Parent and the Company shall have agreed that Parent shall terminate the Offer or postpone the acceptance for payment of or payment for Company Shares thereunder; or

                  (k) any party shall have breached a Shareholder
Agreement; or

                  (l) any one or more of the representations and warranties contained in Section 4.3 of the Agreement shall have been breached in any respect or are inaccurate in any respect;

which, in the good faith judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange.

                  The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances (including any action or omission by Parent or any of its affiliates) giving rise to any such condition or may, subject to the terms of this Agreement, be waived by Parent in whole at any time or in part from time to time. The failure by Parent at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Terms used but not defined herein shall have the meaning assigned to such terms in the Agreement to which this Annex A is a part.













                                                                  EXHIBIT 2

                           SHAREHOLDER AGREEMENT

                  This Shareholder Agreement (this "Agreement") is made and entered into as of October 15, 2001, by and between Union Pacific
Corporation, a Utah corporation ("Parent"), and Harold R. Tate (the "Shareholder").

                  WHEREAS, concurrently herewith, Motor Cargo Industries, Inc., a Utah corporation (the "Company"), Parent and Motor Merger Co., a Utah corporation and wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), and pursuant to the Merger Agreement, Parent is offering to exchange (the "Offer") each outstanding share of common stock, no par value, of the Company ("Company Shares"), for, at the election of the holder thereof, either (A) 0.26 of a share of common stock, par value $2.50 per share, of Parent ("Parent Common Stock"), or (B) $12.10 in cash.

                  WHEREAS, upon consummation of the Offer and pursuant to the terms of the Merger Agreement, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation, and outstanding shares of Company Stock will be converted into the right to receive $12.10 per share;

                  WHEREAS, as of the date hereof, Shareholder (1) owns of record that number of Company Shares appearing under Column A on Schedule A attached hereto (such Company Shares, together with all other shares of capital stock or other securities of the Company acquired by such Shareholder hereafter, whether acquired upon the exercise of options or by purchase, dividend, distribution, stock split, recapitalization, exchange or otherwise, and all securities into which or for any or all of such Company Shares may be changed or exchanged, now or in the future, are collectively referred to as the "Shareholder's Shares"), and (2) Beneficially Owns, and possesses the sole power to vote and sole power of disposition with respect to, the number of Shareholder's Shares appearing under Column B on Schedule A attached hereto (such shares, together with all other shares of capital stock or other securities of the Company as to which such Shareholder hereafter acquires Beneficial Ownership are collectively referred to as the "Beneficially Owned Shares" and, together with the Shareholder's Shares, the "Committed Shares"); and

                  WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement and make the Offer and effect the Merger, Parent and Merger Sub have required that Shareholder agree, and Shareholder hereby agrees, to enter into the agreements set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing, the mutual promises and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:


                                 ARTICLE I

                          COVENANTS OF SHAREHOLDER

                  Section 1.1 Agreement to Tender and Elect Stock. Shareholder hereby agrees to validly tender (or cause the record owner of such shares, as applicable, to validly tender), pursuant to and in accordance with the terms of the Offer, but in no event later than ten business days after the date on which Parent commences the Offer, all of the Committed Shares, by physical delivery of the certificates therefor, and to not withdraw any of the Committed Shares, except following termination of the Offer pursuant to its terms or expiration of this Agreement pursuant to Section 4.1 hereof. Shareholder shall irrevocably elect to receive only Parent Common Stock in exchange for each Committed Share so tendered and shall not modify or otherwise change, or seek to modify or change, such election.

                  Section 1.2 Agreement to Vote. Unless Parent consents or requests otherwise, Shareholder hereby agrees that he shall, and shall cause the holder(s) of record of the Beneficially Owned Shares on any applicable record date to, from time to time, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances upon which a vote, consent or approval with respect to the Merger, the Merger Agreement or any of the transactions contemplated thereby are sought, (a) if a meeting is held, appear at such meeting or otherwise cause the Committed Shares to be counted as present thereat for purposes of establishing a quorum, and (b) vote (or cause to be voted), in person or by proxy, or consent (or cause to be consented) the Committed Shares, and any other voting securities of the Company (whether acquired heretofore or hereafter) as to which such Shareholder has, directly or indirectly, the right to vote or direct the voting, in favor of the Merger, the Merger Agreement and the other transactions contemplated hereby and by the Merger Agreement.

                  Section 1.3 Other Votes. Unless Parent consents or requests otherwise, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances in which a vote, consent or approval of any of the shareholders of the Company is sought, Shareholder hereby agrees that he shall vote (or cause to be voted) or consent (or cause to be consented) the Committed Shares against (a) any merger agreement, merger, consolidation, combination, sale or issuance of securities, sale or other disposition of substantial assets, spin-off, reorganization, recapitalization, dissolution, liquidation or winding up of, by or involving the Company or any of its subsidiaries (other than the Merger Agreement and the Merger), (b) any Acquisition Proposal and (c) any amendment or modification of the Articles of Incorporation or Bylaws of the Company or of any of its subsidiaries or other proposal or transaction involving the Company or any of its subsidiaries which is reasonably likely to, in any manner, directly or indirectly, materially impair the ability of Parent, Merger Sub or the Company to consummate, or to prevent or materially delay the consummation of, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (collectively, the "Negative Voting Matters"). Shareholder further agrees not to commit or agree to take any action inconsistent with any of the foregoing.

                  Section 1.4 Grant of Proxy. (a) Shareholder, by this Agreement, with respect to the Committed Shares, does hereby make, constitute and appoint Parent, or any nominee of Parent, with full power of substitution and resubstitution, to the fullest extent of Shareholder's rights with respect to the Committed Shares (including any and all other shares or securities issued or issuable in respect thereof on or after the date hereof) as his true and lawful attorney and proxy, for and in his name, place and stead, to exercise all voting and other rights (including, the power to execute and deliver written consents with respect to the Committed Shares) of each of the Committed Shares as his proxy, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances in which a vote, consent or approval of any of the shareholders of the Company is sought (including the right to sign his name (as shareholder) to any consent, certificate or other document relating to the Company that the law of the State of Utah may permit or require) (i) in favor of the Merger, the Merger Agreement, this Agreement and the other transactions contemplated hereby and by the Merger Agreement, (ii) against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy of, or failure to fulfill, any covenant, representation, warranty, obligation or agreement of the Company under the Merger Agreement, and (iii) in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated by the Merger Agreement and this Agreement. Shareholder further agrees to cause the Committed Shares to be voted or consented in accordance with the foregoing.

                  (b) The proxy hereby granted by Shareholder to Parent, or any nominee of Parent, is granted as of the date hereof in order to secure the obligations of Shareholder provided for herein and is irrevocable and coupled with an interest in such obligations and is granted in consideration of Parent's entering into this Agreement and the Merger Agreement. This proxy will terminate upon the termination of this Agreement in accordance with its terms.

                  (c) Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Shareholder authorizes Parent, or any nominee of Parent, to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

                  (d) Upon the execution hereof, all prior proxies in conflict with this proxy given by the undersigned with respect to the Committed Shares (including any and all other shares or securities issued or issuable in respect thereof on or after the date hereof) are hereby revoked.

                  Section 1.5 No Inconsistent Agreements. Shareholder hereby covenants and agrees: (a) (i) that except as contemplated by this Agreement and the Merger Agreement, Shareholder has not entered any voting agreement, voting trust or similar understanding or obligation, whether written or oral, with respect to any of the Committed Shares, or (ii) that any voting agreement, voting trust, proxy or power of attorney he has previously entered into or granted with respect to the Committed Shares has expired or been revoked or terminated, and (b) that Shareholder shall not, at any time while this Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to any of the Committed Shares, or (ii) grant a proxy or power of attorney with respect to any of the Committed Shares. This Agreement supersedes any and all durable powers of attorney or similar arrangements that Shareholder may have entered into with respect to the Committed Shares.

                  Section 1.6 No Transfers. Shareholder agrees not to, directly or indirectly, (a) donate, pledge, encumber, issue, sell, transfer, assign, or otherwise dispose of, in any manner (including by gift, operation of law, merger, consolidation or reorganization, whether voluntary or involuntary) (collectively, "Transfer") to any person, or (except for this Agreement) enter into any contract, agreement, commitment, option or other arrangement (including any profit-sharing arrangement) (a "Contract") with respect to the Transfer of, any of the Committed Shares,
(b) except for this Agreement, grant any proxy or enter into any Contract (including any voting arrangement relating to any of the Committed Shares),
(c) change, modify or alter in any manner, or agree to change, modify or alter in any manner, the Beneficial Ownership of any of the Committed Shares, or (d) seek, solicit, commit or agree to take any of the actions described in this Section 1.6. Shareholder will not request that the Company or its transfer agent register the Transfer (book entry or otherwise) of any certificated or uncertificated interest representing any of the Committed Shares, and Shareholder hereby consents to the entry or issuance of stop transfer instructions by the Company of any Transfer of any of the Committed Shares. Shareholder agrees to immediately notify Parent and to provide all details reasonably requested by Parent if such Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

                  Section 1.7 No Solicitation. Shareholder hereby agrees that he shall, and shall cause his Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by Shareholder or his Representatives with respect to any Acquisition Proposal and Shareholder shall not, and Shareholder shall cause his Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; (b) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring Shareholder to abandon, terminate or fail to consummate the exchange of the Committed Shares pursuant to the Offer or the Merger or any other transaction contemplated by this Agreement; (c) participate or engage in any discussions or negotiations with any Third Party relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal; or
(d) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. Any and all action taken by Shareholder, in his capacity as an officer or director of the Company, in accordance with
Section 6.4 or Section 6.5 of the Merger Agreement, to the extent inconsistent with this Section 1.7, shall be deemed not to violate this
Section 1.7.

                  Section 1.8 Best Efforts. Shareholder shall use his best efforts to take, or cause to be taken, all actions, execute and deliver all instruments, and do, cause to be done, and assist and cooperate with the Company, Parent and Merger Sub in doing, all things necessary, proper or advisable to consummate and effect completely, in the most expeditious manner practicable, the Offer, the Merger, the Merger Agreement, this Agreement and the other transactions contemplated hereby and thereby (except in his capacity as a director or officer to the extent as otherwise permitted by Section 6.4 and Section 6.5 of the Merger Agreement).

                  Section 1.9 Acquisition of Additional Shares. Shareholder agrees to promptly notify Parent in writing of the nature and amount of any acquisition by Shareholder of any capital share or securities of the Company acquired directly or indirectly by Shareholder on or after the date hereof.

                  Section 1.10 Documents Delivered. Shareholder acknowledges receipt of a copy of the Merger Agreement and all exhibits, annexes and schedules thereto.

                  Section 1.11 Disclosure. Shareholder hereby permits the Company, Merger Sub and Parent to publish and disclose in the Offer Documents and, if approval of the Company's shareholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) his identity and ownership of the Committed Shares and the nature of his commitments, arrangements and understandings under this Agreement.


                                ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

         Shareholder represents and warrants to Parent as follows:

                  Section 2.1 Authorization; Validity of Agreement. Shareholder has full power and authority to execute and deliver this Agreement, to perform Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by him of this Agreement and the consummation by him of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principals. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such Agreement.

                  Section 2.2 Ownership. Shareholder has, and at all times prior to the termination of this Agreement or the acceptance by Parent of the validly tendered Committed Shares will have, and will convey to Parent in the Offer, good and valid title, free and clear of any Liens, mortgages, hypothecations, adverse interests, encroachments, title defects, or other restrictions or limitations of any nature whatsoever to (a) the number of Company Shares, of which Shareholder is the sole and lawful record owner, set forth under Column A on Schedule A attached hereto, and (b) the number of Company Shares, of which Shareholder is the sole and lawful Beneficial Owner, set forth under Column B on Schedule A attached hereto. The Company Shares set forth under Column A and Column B on Schedule A attached hereto constitute all of the capital stock and other securities of the Company owned of record or Beneficially Owned by such Shareholder as of the date hereof. Except as set forth on Schedule A attached hereto, Shareholder does not own any options to purchase, warrants or rights to subscribe for or otherwise acquire any securities of the Company. Shareholder has, and at all times prior to termination of this Agreement will have, sole voting power and sole power to issue instructions with respect to the matters set forth in Article I hereof, sole power of disposition, sole power of conversion and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Committed Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. The terms "Beneficially Own," "Beneficially Owned," "Beneficial Ownership" and similar terms with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the Committed Shares is currently subject to any voting trust, proxy or other contract, arrangement or restriction with respect to the voting or disposition of the Committed Shares, except as expressly contemplated by this Agreement.

                  Section 2.3 No Conflict; Consents. Neither the execution, delivery or performance by Shareholder of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by Shareholder with any of the provisions hereof will (a) require the Consent of any Governmental Authority or any other person, (b) violate any Law applicable to the Shareholder or any of his properties or assets, or (c) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Shareholder under, (i) any contract, instrument, agreement or decree or other judicial determination to which Shareholder is a party or by which he or any of his assets or properties are bound, or (ii) any applicable Law.

                  Section 2.4 Finder's Fees. No investment banker, broker or finder is entitled to a commission or fee from Parent, Merger Sub or the Company in respect of this Agreement based upon any contract, agreement or understanding made by or on behalf of Shareholder.

                  Section 2.5 No Group. Shareholder is acting individually and not as part of a "group," as defined in the Exchange Act.


                                ARTICLE III

                     TAX-FREE REORGANIZATION TREATMENT

                  Section 3.1 Representation of Shareholder. Shareholder has not taken or agreed to take any action, and does not know of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.2 Representation of Parent. Neither Parent nor any of its subsidiaries, including Merger Sub, has taken or agreed to take any action, or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.3 Reasonable Best Efforts. Each party hereto shall use its reasonable best efforts to cause the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.4 Continuing Interest. Prior to the Effective Time, Shareholder will not sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Parent, the Company or any person related to either of them within the meaning of Section 1.368-1(e)(3) of the Treasury Regulations, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), any of the Parent Common Stock received by him in the Offer. Following the Effective Time, there is no plan or intention on the part of Shareholder to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Parent, Merger Sub or any person related to either of them within the meaning of Section 1.368-1(e)(3) of the Treasury Regulations, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), any of the Parent Common Stock received by him in the Offer. Shareholder understands that, for purposes of this representation, (i) a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership and
(ii) any reference to Parent or the Company includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Parent and Parent is not treated as a successor of the Company.

                  Section 3.5 Expenses. Except as otherwise provided in the Merger Agreement, Shareholder will pay his respective expenses, if any, incurred in connection with or as part of the Transaction, and in no event will any such expenses be paid or reimbursed by Parent or Merger Sub. Shareholder will not permit the Company to assume, directly or indirectly, any expenses or liabilities, whether fixed or contingent, of Shareholder in connection with the Transaction except as provided in the Merger Agreement.

                  Section 3.6 Compensation. None of the compensation received (or to be received) by Shareholder, if any, represents separate consideration for, or is allocable to, any of the Company Shares to be surrendered by Shareholder in the Transaction. None of the Parent Common Stock or cash that has been or will be received by Shareholder in the Transaction represents separately bargained-for consideration which is allocable to any employment agreement or similar arrangement.


                                ARTICLE IV

                               MISCELLANEOUS

                  Section 4.1 Termination. This Agreement and the parties' obligations hereunder (including the proxies granted hereunder) shall terminate on the earliest of (a) the payment for all of the Committed Shares pursuant to the Offer by Parent, or (b) termination of the Merger Agreement pursuant to Section 8.1 thereof, provided, however, that in any event this Agreement (other than Article III hereof) shall terminate no later than the first anniversary of the date hereof, provided, further, that the provisions of Article III of this Agreement shall not terminate as described above but shall survive any such termination. No such termination of this Agreement shall relieve any party hereto from any liability for any breach or violation of, or misrepresentation in, this Agreement prior to termination.

                  Section 4.2 Further Assurances. Shareholder will, from time to time and without further consideration, execute and deliver, or cause to be executed and delivered, such additional or further Consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

                  Section 4.3 Expenses. Each party hereto shall pay their own expenses incurred in connection with this Agreement.

                  Section 4.4 Capitalized Terms and Other Terms.
Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

                  Section 4.5 Waiver of Appraisal Rights. Shareholder hereby waives any rights of appraisal with respect to, or rights to dissent from, the Merger that he may have.

                  Section 4.6 Shareholder Capacity. Shareholder is executing this Agreement solely in his capacity as an owner of Company Shares, and nothing herein shall limit or affect any actions taken by Shareholder solely in his capacity as an officer or director of the Company.

                  Section 4.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or when received if sent by overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                         (i) if to Shareholder, to the address set forth on the signature page hereto;

                         (ii) if to Parent or Merger Sub, to:

                           Union Pacific Corporation
                           1416 Dodge Street, Room 1230
                           Omaha, Nebraska 68179
                           Attention:  Carl W. von Bernuth
                           Telecopy:   401-271-6633

                           with a copy to (but which shall not constitute notice to Parent):

                           Overnite Transportation Company
                           1000 Semmes Avenue
                           P.O. Box 1216
                           Richmond, Virginia 23224
                           Attention:  Pat Hanley
                           Telecopy:   804-231-8312

                           with a copy to (but which shall not constitute notice to Parent or Merger Sub):

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, New York  10036
                           Attention:  Paul T. Schnell, Esq.
                                       Richard J. Grossman, Esq.
                           Telecopy:  212-735-2000

                  Section 4.8 Binding Effect; Permitted Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the termination of this Agreement without the prior written consent of the other parties hereto, which consent may be withheld in the sole and absolute discretion of the party requested to consent.

                  Section 4.9 Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Utah, without regard to the conflict of laws rules thereof.

                  Section 4.10 Submission to Jurisdiction; Waivers. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or such party's successors or assigns may be brought and determined in the federal and state courts located in Salt Lake City, Utah and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for such party and in respect to such party's property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that such party or such party's property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                  Section 4.11 Waiver of Jury Trial. Each of parties hereto hereby irrevocably waives all right to a trial by jury in any action, proceeding, or counterclaim arising out of or related to this Agreement or the transactions contemplated hereby.

                  Section 4.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but both of which together shall constitute one and the same instrument.

                  Section 4.13 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties as set forth in this Agreement and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (a) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act), (b) unless otherwise specified herein, the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person, (c) the term "subsidiary" of any specified person shall mean any corporation, any of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity any of the total equity interest of which, is directly or indirectly owned by such specified person, other than in any such case any entity which may be deemed to be a "subsidiary" of such specified person solely by reason of the ownership of equity securities of such entity which are registered under the Exchange Act and held by such specified person for investment purposes only, and (d) the term "including" shall mean "including, without limitation."

                  Section 4.14 Entire Agreement. This Agreement, the Merger Agreement, and the annexes, schedule, exhibits, documents or instruments referred to herein and therein, and any other written agreement entered into contemporaneously herewith embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to therein. This Agreement and such other agreements supersede all prior agreements and the understandings between the parties with respect to such subject matter.

                  Section 4.15 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

                  Section 4.16 Specific Performance. Shareholder agrees that (a) Parent and its affiliates would be irreparably harmed by a breach or threatened breach of this Agreement by Shareholder and (b) monetary remedies would be inadequate to protect Parent and its affiliates against any actual or threatened breach of this Agreement by Shareholder. Without prejudice to any other rights and remedies otherwise available to Parent, Shareholder agrees to the granting of equitable relief, including injunctive relief and specific performance, in Parent's favor without proof of actual damages as a remedy for any breach or threatened breach. Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. No failure or delay by Parent in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

                  Section 4.17 Third-Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 1.11 hereof are intended to be for the benefit of the Company and Merger Sub.


                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                         UNION PACIFIC CORPORATION


                       By: /s/ Carl W. von Bernuth
                            ------------------------------------------
                       Name:   Carl W. von Bernuth
                       Title:  Senior Vice President,
                               General Counsel and
                               Secretary



                              /s/ Harold R. Tate
                              -----------------------------------------
                       Name:       Harold R. Tate
                       Address:    c/o Motor Cargo Industries, Inc.
                                   845 West Center Street
                                   North Salt Lake City, Utah  84054
                       Telecopy:   801-299-5225





                                                                 SCHEDULE A


                               Harold R. Tate



           Column A                                         Column B
   Number of Company Shares                         Number of Company Shares
        Owned of Record                                Beneficially Owned
                                                     (all of which are held
                                                   of record by Shareholder)

         3,858,000                                        3,858,000








                                                                  EXHIBIT 3

                           SHAREHOLDER AGREEMENT

                  This Shareholder Agreement (this "Agreement") is made and entered into as of October 15, 2001, by and between Union Pacific
Corporation, a Utah corporation ("Parent"), and Marvin L. Friedland (the "Shareholder").

                  WHEREAS, concurrently herewith, Motor Cargo Industries, Inc., a Utah corporation (the "Company"), Parent and Motor Merger Co., a Utah corporation and wholly owned subsidiary of Parent, ("Merger Sub") are entering into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), and pursuant to the Merger Agreement, Parent is offering to exchange (the "Offer") each outstanding share of common stock, no par value, of the Company ("Company Shares"), for, at the election of the holder thereof, either (A) 0.26 of a share of common stock, par value $2.50 per share, of Parent ("Parent Common Stock"), or (B) $12.10 in cash.

                  WHEREAS, upon consummation of the Offer and pursuant to the terms of the Merger Agreement, the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation, and outstanding shares of Company Stock will be converted into the right to receive $12.10 per share;

                  WHEREAS, as of the date hereof, Shareholder (1) owns of record that number of Company Shares appearing under Column A on Schedule A attached hereto (such Company Shares, together with all other shares of capital stock or other securities of the Company acquired by such Shareholder hereafter, whether acquired upon the exercise of options or by purchase, dividend, distribution, stock split, recapitalization, exchange or otherwise, and all securities into which or for any or all of such Company Shares may be changed or exchanged, now or in the future, are collectively referred to as the "Shareholder's Shares"), and (2) Beneficially Owns, and possesses the sole power to vote and sole power of disposition with respect to, the number of Shareholder's Shares appearing under Column B on Schedule A attached hereto (such shares, together with all other shares of capital stock or other securities of the Company as to which such Shareholder hereafter acquires Beneficial Ownership are collectively referred to as the "Beneficially Owned Shares" and, together with the Shareholder's Shares, the "Committed Shares"); and

                  WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement and make the Offer and effect the Merger, Parent and Merger Sub have required that Shareholder agree, and Shareholder hereby agrees, to enter into the agreements set forth herein.

                  NOW, THEREFORE, in consideration of the foregoing, the mutual promises and the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

                                 ARTICLE I

                          COVENANTS OF SHAREHOLDER

                  Section 1.1 Agreement to Tender and Elect Stock. Shareholder hereby agrees to validly tender (or cause the record owner of such shares, as applicable, to validly tender), pursuant to and in accordance with the terms of the Offer, but in no event later than ten business days after the date on which Parent commences the Offer, all of the Committed Shares, by physical delivery of the certificates therefor, and to not withdraw any of the Committed Shares, except following termination of the Offer pursuant to its terms or expiration of this Agreement pursuant to Section 4.1 hereof. Shareholder shall irrevocably elect to receive only Parent Common Stock in exchange for each Committed Share so tendered and shall not modify or otherwise change, or seek to modify or change, such election.

                  Section 1.2 Agreement to Vote. Unless Parent consents or requests otherwise, Shareholder hereby agrees that he shall, and shall cause the holder(s) of record of the Beneficially Owned Shares on any applicable record date to, from time to time, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances upon which a vote, consent or approval with respect to the Merger, the Merger Agreement or any of the transactions contemplated thereby are sought, (a) if a meeting is held, appear at such meeting or otherwise cause the Committed Shares to be counted as present thereat for purposes of establishing a quorum, and (b) vote (or cause to be voted), in person or by proxy, or consent (or cause to be consented) the Committed Shares, and any other voting securities of the Company (whether acquired heretofore or hereafter) as to which such Shareholder has, directly or indirectly, the right to vote or direct the voting, in favor of the Merger, the Merger Agreement and the other transactions contemplated hereby and by the Merger Agreement.

                  Section 1.3 Other Votes. Unless Parent consents or requests otherwise, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances in which a vote, consent or approval of any of the shareholders of the Company is sought, Shareholder hereby agrees that he shall vote (or cause to be voted) or consent (or cause to be consented) the Committed Shares against (a) any merger agreement, merger, consolidation, combination, sale or issuance of securities, sale or other disposition of substantial assets, spin-off, reorganization, recapitalization, dissolution, liquidation or winding up of, by or involving the Company or any of its subsidiaries (other than the Merger Agreement and the Merger), (b) any Acquisition Proposal and (c) any amendment or modification of the Articles of Incorporation or Bylaws of the Company or of any of its subsidiaries or other proposal or transaction involving the Company or any of its subsidiaries which is reasonably likely to, in any manner, directly or indirectly, materially impair the ability of Parent, Merger Sub or the Company to consummate, or to prevent or materially delay the consummation of, the Offer, the Merger or the other transactions contemplated by the Merger Agreement (collectively, the "Negative Voting Matters"). Shareholder further agrees not to commit or agree to take any action inconsistent with any of the foregoing.

                  Section 1.4 Grant of Proxy. (a) Shareholder, by this Agreement, with respect to the Committed Shares, does hereby make, constitute and appoint Parent, or any nominee of Parent, with full power of substitution and resubstitution, to the fullest extent of Shareholder's rights with respect to the Committed Shares (including any and all other shares or securities issued or issuable in respect thereof on or after the date hereof) as his true and lawful attorney and proxy, for and in his name, place and stead, to exercise all voting and other rights (including, the power to execute and deliver written consents with respect to the Committed Shares) of each of the Committed Shares as his proxy, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called, or in connection with any written consent of the holders of Company Shares, or in any other circumstances in which a vote, consent or approval of any of the shareholders of the Company is sought (including the right to sign his name (as shareholder) to any consent, certificate or other document relating to the Company that the law of the State of Utah may permit or require) (i) in favor of the Merger, the Merger Agreement, this Agreement and the other transactions contemplated hereby and by the Merger Agreement, (ii) against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy of, or failure to fulfill, any covenant, representation, warranty, obligation or agreement of the Company under the Merger Agreement, and (iii) in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated by the Merger Agreement and this Agreement. Shareholder further agrees to cause the Committed Shares to be voted or consented in accordance with the foregoing.

                  (b) The proxy hereby granted by Shareholder to Parent, or any nominee of Parent, is granted as of the date hereof in order to secure the obligations of Shareholder provided for herein and is irrevocable and coupled with an interest in such obligations and is granted in consideration of Parent's entering into this Agreement and the Merger Agreement. This proxy will terminate upon the termination of this Agreement in accordance with its terms.

                  (c) Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. Shareholder authorizes Parent, or any nominee of Parent, to file this proxy and any substitution or revocation of substitution with the Secretary of the Company and with any Inspector of Elections at any meeting of the shareholders of the Company.

                  (d) Upon the execution hereof, all prior proxies in conflict with this proxy given by the undersigned with respect to the Committed Shares (including any and all other shares or securities issued or issuable in respect thereof on or after the date hereof) are hereby revoked.

                  Section 1.5 No Inconsistent Agreements. Shareholder hereby covenants and agrees: (a) (i) that except as contemplated by this Agreement and the Merger Agreement, Shareholder has not entered any voting agreement, voting trust or similar understanding or obligation, whether written or oral, with respect to any of the Committed Shares, or (ii) that any voting agreement, voting trust, proxy or power of attorney he has previously entered into or granted with respect to the Committed Shares has expired or been revoked or terminated, and (b) that Shareholder shall not, at any time while this Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to any of the Committed Shares, or (ii) grant a proxy or power of attorney with respect to any of the Committed Shares. This Agreement supersedes any and all durable powers of attorney or similar arrangements that Shareholder may have entered into with respect to the Committed Shares.

                  Section 1.6 No Transfers. Shareholder agrees not to, directly or indirectly, (a) donate, pledge, encumber, issue, sell, transfer, assign, or otherwise dispose of, in any manner (including by gift, operation of law, merger, consolidation or reorganization, whether voluntary or involuntary) (collectively, "Transfer") to any person, or (except for this Agreement) enter into any contract, agreement, commitment, option or other arrangement (including any profit-sharing arrangement) (a "Contract") with respect to the Transfer of, any of the Committed Shares,
(b) except for this Agreement, grant any proxy or enter into any Contract (including any voting arrangement relating to any of the Committed Shares),
(c) change, modify or alter in any manner, or agree to change, modify or alter in any manner, the Beneficial Ownership of any of the Committed Shares, or (d) seek, solicit, commit or agree to take any of the actions described in this Section 1.6. Shareholder will not request that the Company or its transfer agent register the Transfer (book entry or otherwise) of any certificated or uncertificated interest representing any of the Committed Shares, and Shareholder hereby consents to the entry or issuance of stop transfer instructions by the Company of any Transfer of any of the Committed Shares. Shareholder agrees to immediately notify Parent and to provide all details reasonably requested by Parent if such Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

                  Section 1.7 No Solicitation. Shareholder hereby agrees that he shall, and shall cause his Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by Shareholder or his Representatives with respect to any Acquisition Proposal and Shareholder shall not, and Shareholder shall cause his Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action to facilitate, any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; (b) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring Shareholder to abandon, terminate or fail to consummate the exchange of the Committed Shares pursuant to the Offer or the Merger or any other transaction contemplated by this Agreement; (c) participate or engage in any discussions or negotiations with any Third Party relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal; or
(d) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. Any and all action taken by Shareholder, in his capacity as an officer or director of the Company, in accordance with
Section 6.4 or Section 6.5 of the Merger Agreement, to the extent inconsistent with this Section 1.7, shall be deemed not to violate this
Section 1.7.

                  Section 1.8 Best Efforts. Shareholder shall use his best efforts to take, or cause to be taken, all actions, execute and deliver all instruments, and do, cause to be done, and assist and cooperate with the Company, Parent and Merger Sub in doing, all things necessary, proper or advisable to consummate and effect completely, in the most expeditious manner practicable, the Offer, the Merger, the Merger Agreement, this Agreement and the other transactions contemplated hereby and thereby (except in his capacity as a director or officer to the extent as otherwise permitted by Section 6.4 and Section 6.5 of the Merger Agreement).

                  Section 1.9 Acquisition of Additional Shares. Shareholder agrees to promptly notify Parent in writing of the nature and amount of any acquisition by Shareholder of any capital share or securities of the Company acquired directly or indirectly by Shareholder on or after the date hereof.

                  Section 1.10 Documents Delivered. Shareholder acknowledges receipt of a copy of the Merger Agreement and all exhibits, annexes and schedules thereto.

                  Section 1.11 Disclosure. Shareholder hereby permits the Company, Merger Sub and Parent to publish and disclose in the Offer Documents and, if approval of the Company's shareholders is required under applicable law, the Proxy Statement (including all documents and schedules filed with the Securities and Exchange Commission) his identity and ownership of the Committed Shares and the nature of his commitments, arrangements and understandings under this Agreement.


                  Section 1.12 Margin Accounts. Notwithstanding any of the covenants set forth in this Agreement, Shareholder shall not be required or otherwise obligated to take any action or make any election which conflicts with his existing contractual obligations arising under either his margin agreement with Prudential Securities Incorporated or his margin agreement with Morgan Keegan & Company, Inc. (the "Margin Agreements").


                                ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

                  Shareholder represents and warrants to Parent as follows:

                  Section 2.1 Authorization; Validity of Agreement. Shareholder has full power and authority to execute and deliver this Agreement, to perform Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by him of this Agreement and the consummation by him of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and by general equitable principals. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such Agreement.

                  Section 2.2 Ownership. Shareholder has, and at all times prior to the termination of this Agreement or the acceptance by Parent of the validly tendered Committed Shares will have, and will convey to Parent in the Offer, good and valid title, free and clear of any Liens, mortgages, hypothecations, adverse interests, encroachments, title defects, or other restrictions or limitations of any nature whatsoever to (a) the number of Company Shares, of which Shareholder is the sole and lawful record owner, set forth under Column A on Schedule A attached hereto, and (b) the number of Company Shares, of which Shareholder is the sole and lawful Beneficial Owner, set forth under Column B on Schedule A attached hereto. The Company Shares set forth under Column A and Column B on Schedule A attached hereto constitute all of the capital stock and other securities of the Company owned of record or Beneficially Owned by such Shareholder as of the date hereof. Except as set forth on Schedule A attached hereto, Shareholder does not own any options to purchase, warrants or rights to subscribe for or otherwise acquire any securities of the Company. Shareholder has, and at all times prior to termination of this Agreement will have, sole voting power and sole power to issue instructions with respect to the matters set forth in Article I hereof, sole power of disposition, sole power of conversion and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Committed Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. The terms "Beneficially Own," "Beneficially Owned," "Beneficial Ownership" and similar terms with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the Committed Shares is currently subject to any voting trust, proxy or other contract, arrangement or restriction with respect to the voting or disposition of the Committed Shares, except as expressly contemplated by this Agreement.

                  Section 2.3 No Conflict; Consents. Neither the execution, delivery or performance by Shareholder of this Agreement nor the consummation of the transactions contemplated hereby nor compliance by Shareholder with any of the provisions hereof will (a) require the Consent of any Governmental Authority or any other person, (b) violate any Law applicable to the Shareholder or any of his properties or assets, or (c) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Shareholder under, (i) any contract, instrument, agreement or decree or other judicial determination to which Shareholder is a party or by which he or any of his assets or properties are bound, or (ii) any applicable Law.

                  Section 2.4 Finder's Fees. No investment banker, broker or finder is entitled to a commission or fee from Parent, Merger Sub or the Company in respect of this Agreement based upon any contract, agreement or understanding made by or on behalf of Shareholder.

                  Section 2.5 No Group. Shareholder is acting individually and not as part of a "group," as defined in the Exchange Act.

                  Section 2.6 Margin Accounts. All representations and warranties of Shareholder set forth herein are qualified in their entirety by the terms and conditions of the Margin Agreements.


                                ARTICLE III

                     TAX-FREE REORGANIZATION TREATMENT

                  Section 3.1 Representation of Shareholder. Shareholder has not taken or agreed to take any action, and does not know of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.2 Representation of Parent. Neither Parent nor any of its subsidiaries, including Merger Sub, has taken or agreed to take any action, or knows of any fact, circumstance, plan or intention that will, or would be reasonably likely to, prevent the Transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.3 Reasonable Best Efforts. Each party hereto shall use its reasonable best efforts to cause the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code.

                  Section 3.4 Continuing Interest. Prior to the Effective Time, Shareholder will not sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Parent, the Company or any person related to either of them within the meaning of Section 1.368-1(e)(3) of the Treasury Regulations, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), any of the Parent Common Stock received by him in the Offer. Following the Effective Time, there is no plan or intention on the part of Shareholder to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Parent, Merger Sub or any person related to either of them within the meaning of Section 1.368-1(e)(3) of the Treasury Regulations, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), any of the Parent Common Stock received by him in the Offer. Shareholder understands that, for purposes of this representation, (i) a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership and
(ii) any reference to Parent or the Company includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Parent and Parent is not treated as a successor of the Company.

                  Section 3.5 Expenses. Except as otherwise provided in the Merger Agreement, Shareholder will pay his respective expenses, if any, incurred in connection with or as part of the Transaction, and in no event will any such expenses be paid or reimbursed by Parent or Merger Sub. Shareholder will not permit the Company to assume, directly or indirectly, any expenses or liabilities, whether fixed or contingent, of Shareholder in connection with the Transaction except as provided in the Merger Agreement.

                  Section 3.6 Compensation. None of the compensation received (or to be received) by Shareholder, if any, represents separate consideration for, or is allocable to, any of the Company Shares to be surrendered by Shareholder in the Transaction. None of the Parent Common Stock or cash that has been or will be received by Shareholder in the Transaction represents separately bargained-for consideration which is allocable to any employment agreement or similar arrangement.


                                ARTICLE IV

                               MISCELLANEOUS

                  Section 4.1 Termination. This Agreement and the parties' obligations hereunder (including the proxies granted hereunder) shall terminate on the earliest of (a) the payment for all of the Committed Shares pursuant to the Offer by Parent, or (b) termination of the Merger Agreement pursuant to Section 8.1 thereof, provided, however, that in any event this Agreement (other than Article III hereof) shall terminate no later than the first anniversary of the date hereof, provided, further, that the provisions of Article III of this Agreement shall not terminate as described above but shall survive any such termination. No such termination of this Agreement shall relieve any party hereto from any liability for any breach or violation of, or misrepresentation in, this Agreement prior to termination.

                  Section 4.2 Further Assurances. Shareholder will, from time to time and without further consideration, execute and deliver, or cause to be executed and delivered, such additional or further Consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

                  Section 4.3 Expenses. Each party hereto shall pay their own expenses incurred in connection with this Agreement.

                  Section 4.4 Capitalized Terms and Other Terms.
Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

                  Section 4.5 Waiver of Appraisal Rights. Shareholder hereby waives any rights of appraisal with respect to, or rights to dissent from, the Merger that he may have.

                  Section 4.6 Shareholder Capacity. Shareholder is executing this Agreement solely in his capacity as an owner of Company Shares, and nothing herein shall limit or affect any actions taken by Shareholder solely in his capacity as an officer or director of the Company.

                  Section 4.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile, receipt confirmed, or when received if sent by overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                         (i) if to Shareholder, to the address set forth on the signature page hereto;

                         (ii) if to Parent or Merger Sub, to:

                           Union Pacific Corporation
                           1416 Dodge Street, Room 1230
                           Omaha, Nebraska 68179
                           Attention:  Carl W. von Bernuth
                           Telecopy:  401-271-6633

                           with a copy to (but which shall not constitute notice to Parent):

                           Overnite Transportation Company
                           1000 Semmes Avenue
                           P.O. Box 1216
                           Richmond, Virginia 23224
                           Attention:  Pat Hanley
                           Telecopy:  804-231-8312

                           with a copy to (but which shall not constitute notice to Parent or Merger Sub):

                           Skadden, Arps, Slate, Meagher & Flom LLP
                           Four Times Square
                           New York, New York  10036
                           Attention:  Paul T. Schnell, Esq.
                                       Richard J. Grossman, Esq.
                           Telecopy:  212-735-2000

                  Section 4.8 Binding Effect; Permitted Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the termination of this Agreement without the prior written consent of the other parties hereto, which consent may be withheld in the sole and absolute discretion of the party requested to consent.

                  Section 4.9 Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with the internal laws of, the State of Utah, without regard to the conflict of laws rules thereof.

                  Section 4.10 Submission to Jurisdiction; Waivers. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or such party's successors or assigns may be brought and determined in the federal and state courts located in Salt Lake City, Utah and each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for such party and in respect to such party's property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that such party or such party's property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

                  Section 4.11 Waiver of Jury Trial. Each of parties hereto hereby irrevocably waives all right to a trial by jury in any action, proceeding, or counterclaim arising out of or related to this Agreement or the transactions contemplated hereby.

                  Section 4.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but both of which together shall constitute one and the same instrument.

                  Section 4.13 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties as set forth in this Agreement and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (a) the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act), (b) unless otherwise specified herein, the term "affiliate," with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person, (c) the term "subsidiary" of any specified person shall mean any corporation, any of the outstanding voting power of which, or any partnership, joint venture, limited liability company or other entity any of the total equity interest of which, is directly or indirectly owned by such specified person, other than in any such case any entity which may be deemed to be a "subsidiary" of such specified person solely by reason of the ownership of equity securities of such entity which are registered under the Exchange Act and held by such specified person for investment purposes only, and (d) the term "including" shall mean "including, without limitation."

                  Section 4.14 Entire Agreement. This Agreement, the Merger Agreement, and the annexes, schedule, exhibits, documents or instruments referred to herein and therein, and any other written agreement entered into contemporaneously herewith embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to therein. This Agreement and such other agreements supersede all prior agreements and the understandings between the parties with respect to such subject matter.

                  Section 4.15 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

                  Section 4.16 Specific Performance. Shareholder agrees that (a) Parent and its affiliates would be irreparably harmed by a breach or threatened breach of this Agreement by Shareholder and (b) monetary remedies would be inadequate to protect Parent and its affiliates against any actual or threatened breach of this Agreement by Shareholder. Without prejudice to any other rights and remedies otherwise available to Parent, Shareholder agrees to the granting of equitable relief, including injunctive relief and specific performance, in Parent's favor without proof of actual damages as a remedy for any breach or threatened breach. Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. No failure or delay by Parent in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

                  Section 4.17 Third-Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 1.11 hereof are intended to be for the benefit of the Company and Merger Sub.

                   [signatures appear on following page]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                               UNION PACIFIC CORPORATION


                               By:  /s/ Carl W. von Bernuth
                                    ------------------------------------------
                               Name:    Carl W. von Bernuth
                               Title:   Senior Vice President, General
                                        Counsel and Secretary



                                      /s/ Marvin L. Friedland
                                      ---------------------------------------
                               Name:        Marvin L. Friedland
                               Address:     c/o Motor Cargo Industries, Inc.
                                            845 West Center Street
                                            North Salt Lake City, Utah  84054
                               Telecopy:    801-299-5225




                                                                   SCHEDULE A


                            Marvin L. Friedland



           Column A                                         Column B
           --------                                         --------
   Number of Company Shares                         Number of Company Shares
        Owned of Record                                Beneficially Owned
                                                       (of which 174,000
                                                       are held of record
                                                        by Shareholder)

            174,000                                          188,153